  EXHIBIT 99.1

Notice of Annual Meeting of Shareholders Management Proxy Circular March 3, 2014

TECK RESOURCES LIMITED

Notice of Annual General Meeting of Shareholders and

Management Proxy Circular

March 3, 2014

Dear Shareholders:

You are invited to join us at our annual general meeting of shareholders to be held on Wednesday, April 23, 2014 at 11:00 a.m. Pacific Daylight Time at the Waterfront Ballroom, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

This notice of meeting and management proxy circular outline the business to be conducted at the meeting and provide information on executive compensation and corporate governance at Teck Resources.  We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote.  Even if you cannot attend the meeting in person, we encourage you to vote as this is your right as a shareholder.  Instructions on how you can exercise your voting rights are found on pages 5 to 7 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions. If you are unable to attend, a recorded version of the meeting will be available on our website following the meeting at http://www.teck.com/investors.

Norman B. Keevil Chairman of the Board	Donald R. Lindsay President and Chief Executive Officer

Teck Resources Limited - 2014 Management Proxy Circular

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TECK RESOURCES LIMITED

Suite 3300 - 550 Burrard Street
Vancouver, British Columbia
V6C 0B3

Notice of Annual General Meeting of Shareholders

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of TECK RESOURCES LIMITED (the “Corporation”) will be held in the Waterfront Ballroom, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on April 23, 2014, at 11:00 a.m. Pacific Daylight Time, to:

a.
receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013 and the report of the auditors thereon;

b.	elect 14 directors;

c.	appoint auditors;

d.	consider and approve an advisory resolution with respect to the Corporation’s approach to executive compensation; and

e.	transact any other business properly brought before the Meeting or any adjournment thereof.

Your vote is important.  You have the right to vote your shares if you were a Teck Resources shareholder on March 3, 2014.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  See pages 5 to 7 for information on how to vote.  To be valid, your proxy must be received by CST Trust Company, Attention: Proxy Department, no later than 11:00 a.m. (PDT) on April 21, 2014, or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  The Chair of the Meeting has the discretion to accept late proxies.

March 3, 2014

By order of the Board of Directors

/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

Teck Resources Limited - 2014 Management Proxy Circular

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Teck Resources Limited - 2014 Management Proxy Circular

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Teck Resources Limited - 2014 Management Proxy Circular

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Teck Resources Limited - 2014 Management Proxy Circular

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General Information

Information in this Management Proxy Circular is as of March 3, 2014 unless otherwise noted, and all dollar figures are in Canadian dollars unless otherwise noted.

Shares Outstanding

At the close of business on March 3, 2014 there were 9,353,470 Class A common shares outstanding and 566,921,357 Class B subordinate voting shares outstanding. The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TCK.A”. The Class B subordinate voting shares trade on the TSX under the symbol “TCK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TCK”.

Voting Shares and Principal Holders of Voting Shares

The Corporation (as defined below) is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares.  At March 3, 2014, there were 9,353,470 Class A common shares outstanding, each carrying the right to 100 votes per share, and 566,921,357 Class B subordinate voting shares, each carrying the right to one vote per share.  The Class B subordinate voting shares carry 37.74% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.  At March 3, 2014, no preference shares were outstanding.

With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

Temagami Mining Company Limited (“Temagami”) has informed the Corporation that as at March 3, 2014, it beneficially owned, or exercised direction or control over, directly or indirectly, 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.15% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 28.68% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated (“SMM”), a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd. (“Sumitomo”), beneficially owns 49% of the outstanding shares of Temagami.

In addition to the foregoing, SMM has informed the Corporation that as at March 3, 2014, it beneficially owned and exercised direction or control over, directly or indirectly, 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation.  Accordingly, SMM exercises voting rights representing 9.80% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Teck Resources Limited - 2014 Management Proxy Circular

As of March 3, 2014, Caisse de dépôt et placement du Québec held 1,587,600 Class A common shares, which represents 16.97% of the Class A common shares.  Those shares, together with 7,715,997 Class B subordinate voting shares (representing 1.36% of the Class B subordinate voting shares outstanding) held by it, represent 11.08% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

As of March 3, 2014, Fullbloom Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, held 101,304,474 Class B subordinate voting shares, which represent 17.87% of the Class B subordinate voting shares outstanding and 6.74% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Subordinate Voting Shareholder Protection

The attributes of the Class B subordinate voting shares contain so-called “Coattail Provisions” which provide that in the event an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

The above is a summary only.  Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

Notice and Access

Pursuant to amendments to Canadian securities laws, the Corporation has decided to use the "notice and access" model for delivery of meeting materials to its shareholders.  Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a notice of meeting and a voting form and will receive the other proxy-related materials through notice and access. Shareholders receiving proxy-related materials through notice and access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the proxy circular and other proxy-related materials.

Teck Resources Limited - 2014 Management Proxy Circular

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to registered and beneficial shareholders.

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov or at the Corporation’s website at www.teck.com/reports.

Annual and Interim Reports

As outlined above under the heading “Notice and Access”, the Corporation has decided to send proxy-related materials to certain registered and beneficial shareholders using notice and access. If you are a registered shareholder and have not consented to electronic delivery, you will be mailed our 2013 Annual Report unless you requested in writing not to receive one.  All other registered shareholders will receive the Annual Report through notice and access. If you wish to receive interim reports, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.

If you are a beneficial shareholder who has requested to receive proxy-related materials and you do not have existing instructions on your account to receive paper material, you will receive the Annual Report through notice and access. All other beneficial shareholders who have existing instructions on their account to receive paper material and have requested to receive the annual report will be mailed our 2013 Annual Report. If you are a beneficial shareholder and wish to receive the annual report and interim reports next year, please complete and return the appropriate card in this package or follow the instructions to indicate your preference on the internet.

Availability of Documents

We will send a copy of our annual report, Management Proxy Circular, annual information form, audited consolidated financial statements and management’s discussion and analysis (MD&A), free of charge to any person upon written request to the Corporate Secretary at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3. These documents can be viewed (or ordered) on our website (www.teck.com) or on SEDAR (www.sedar.com). Additional information relating to the Corporation is on SEDAR. Financial Information is provided in the Corporation’s comparative financial statements and the MD&A for the Corporation’s most recently completed financial year.

We also file our annual report with the US Securities and Exchange Commission (“SEC”) under Form 40-F. This document can be viewed on EDGAR under “Filings and Forms” (www.sec.gov).

Shareholder Proposals

In order to be included in the proxy material for the 2015 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, Attention:  Corporate Secretary, no later than December 3, 2014.

Teck Resources Limited - 2014 Management Proxy Circular

Insurance

General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the Canada Business Corporations Act.  Further to General By-Law No. 1, each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.

During 2013, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or as officers. The cumulative amount of the premium paid in respect of the policies in 2013 was approximately US$2 million. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policies was US$150 million in respect of the directors and officers and US$125 million in respect of the Corporation. There is no deductible in the case of directors and officers and a deductible of US$2.5 million for the Corporation.  The policies contain standard industry exclusions and no claims have been made to date.

Teck Resources Limited - 2014 Management Proxy Circular

Voting Information

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of Teck Resources Limited (the “Corporation” or “Teck”) of proxies to be used at the Annual General Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) thereof.  Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The Corporation will pay the cost of any solicitation.

Proxy Voting

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation.  If you wish to appoint some other person (who need not be a shareholder of the Corporation) to represent you at the Meeting you may do so either by inserting the person’s name in the blank space provided in the form of proxy or by completing another form of proxy, and delivering the completed form of proxy as described below under the heading “Registered Shareholders” at least 48 hours before the Meeting.

If a shareholder directs the persons named in the form of proxy to vote for or against or to withhold from voting, the shares represented by the persons named in the form of proxy will be voted accordingly on a ballot or otherwise.  In the absence of any such direction, the management representatives named in the form of proxy will vote the shares: (i) for the election of directors; (ii) for the appointment of the auditors; and (iii) for the advisory resolution on the Corporation’s approach to executive compensation. A simple majority of the votes cast at the Meeting is required to pass the advisory resolution in (iii).The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters discussed above and other matters which properly come before the Meeting. Management knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Registered Shareholders

You are a registered shareholder if your shares are held in your name and you have a share certificate or if you hold your shares through the Direct Registration System. In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders.  Registered shareholders may vote their shares by one of the following methods:

■
If you plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of CST Trust Company (“CST”), the transfer agent, upon arrival at the Meeting.

Teck Resources Limited - 2014 Management Proxy Circular

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If you are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.  You may also fax your completed proxy to 1-866-781-3111 or email a scanned copy to proxy@canstockta.com (English) or procuration@canstockta.com (French) or vote by internet at https://www.cstvote.myproxy.com in accordance with the instructions on the enclosed proxy form.

Please note that in order for your vote to be recorded, your proxy must be received by CST or the Corporate Secretary at least 48 hours before the Meeting.

Non-Registered Shareholders

Most shareholders of the Corporation are “beneficial shareholders”. You are a beneficial shareholder if the shares that you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your own name.

There are two kinds of beneficial shareholders: those who object to their names being made known to Teck, referred to as objecting beneficial owners (“OBOs”), and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The meeting materials are being sent to both registered and non-registered shareholders.  Teck is sending the meeting materials directly to NOBOs under National Instrument 54-101. If you are a non-registered shareholder, and Teck or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding shares on your behalf.

By choosing to send these materials to you directly, Teck (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The meeting materials for OBOs will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.

As described above under the heading “Notice and Access”, the Corporation has sent meeting materials to certain beneficial shareholders using notice and access.

Non-Objecting Beneficial Owners

Proxies should be voted as described under the heading “Registered Shareholders” above.

Teck Resources Limited - 2014 Management Proxy Circular

Objecting Beneficial Owners

OBOs will receive meeting materials from their intermediaries unless an OBO has waived the right to receive them.  Generally, OBOs who have not waived the right to receive meeting materials will be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF, or more rarely will be given a proxy already signed by the intermediary and restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed.

Should an OBO receiving either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the OBO should strike out the names of the persons named in the proxy and insert the OBO’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form.  By doing so the OBO is instructing the intermediary to appoint them or their designee as proxy holder.

In any event, OBOs should carefully follow the instructions of their intermediaries and their service companies or CST, as the case may be.

Revoking Your Vote

Registered Shareholders and Non-Objecting Beneficial Owners

You can revoke a vote you made by proxy by (i) completing a proxy form that is dated later than the proxy form you want to revoke and then mailing it to CST, so they receive it 48 hours prior to the Meeting; (ii) sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received 48 hours prior to the Meeting; or (iii) providing a notice in writing from you or your attorney to the Chairman of the Meeting, at the Meeting or any adjournment.

Objecting Beneficial Owners

Please contact your nominee for instructions on how to revoke your voting instructions.

Record Date

Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 3, 2014 (the “Record Date”) is entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person.

Teck Resources Limited - 2014 Management Proxy Circular

Matters to be Acted on at the Meeting

Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2013 Annual Report.  Copies of the 2013 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

Election of Directors

Directors are elected annually and the Board of Directors of the Corporation (the “Board”) has determined that the number of directors to be elected is 14.  Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the management representatives therein FOR the election of each of the nominees whose names are set forth below. All 14 nominees are currently members of the Board and the dates on which they were first elected or appointed are indicated below.  Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of a director.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Board promptly following the relevant shareholder meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days following the meeting, including the reasons for rejecting the resignation, if applicable. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees for Election to the Board

Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected or appointed.

Teck Resources Limited - 2014 Management Proxy Circular

MAYANK M. ASHAR, 59

Calgary, Alberta, Canada
Independent(2)
Director Since: 2007

Shareholdings:
23,000 Class B Subordinate Voting
28,651 Deferred Share Units

Committee Member:
Compensation
Corporate Governance &
Nominating
Reserves
Safety & Sustainability (Chair)

Other Public Company Directorships:
None

Mayank M. Ashar was appointed to the Board of Teck in November 2007.  He is a graduate of the University of Toronto (M.Eng, MBA). Mr. Ashar was the President of Irving Oil from 2008 to April 2013. From 1996 to 2008, he was Executive Vice President at Suncor Energy with operation roles in Oil Sands, U.S.A. and Corporate Strategy.  He is a director of the World Petroleum Council, Canadian Chapter.

Meetings Attended:(8),(9)
Board	11 of 12
Committee	11 of 11

JALYNN H. BENNETT, C.M., 71(6)

Toronto, Ontario, Canada
Independent(2)
Director Since: 2005

Shareholdings:
2,329 Class B Subordinate Voting
26,724 Deferred Share Units
4,771 Restricted Share Units

Committee Member:
Audit
Compensation
Corporate Governance & Nominating
Pension (Chair)

Other Public Company Directorships:
Cadillac Fairview Corporation

Jalynn H. Bennett was elected to the Board of Teck in April 2005. Ms. Bennett is a Corporate Director.  She holds a degree, specializing in economics, from the University of Toronto.  Ms. Bennett is currently a director of Cadillac Fairview Corporation Limited.  She is also a Member of the Lawrence National Centre for Policy and Management, Richard Ivey School of Business, The University of Western Ontario; and has been appointed by the Treasury Board of Canada as an external member of the Departmental Audit Advisory Committee of Employment and Social Development Canada.  She is a past Commissioner of the Ontario Securities Commission and was a member of the TSX, Canadian Stock Exchange and the Canadian Institute of Chartered Accountants’ Joint Committee on Corporate Governance (the Saucier Committee).  She is the former President of Jalynn H. Bennett and Associates Ltd., a consulting firm specializing in strategic planning and organizational development in both the public and private sectors.

Meetings Attended:
Board	12 of 12
Committee	13 of 13

Teck Resources Limited - 2014 Management Proxy Circular

HUGH J. BOLTON, F.C.A., 75

Edmonton, Alberta, Canada
Independent(2)
Director Since: 2001

Shareholdings:
12,000 Class B Subordinate Voting
34,755 Deferred Share Units

Committee Member:
Audit (Chair)
Corporate Governance & Nominating

Other Public Company Directorships:
Toronto Dominion Bank
WestJet Airlines Ltd.
Canadian National Railway Company
Capital Power Corp.

Hugh J. Bolton was elected to the Board of Cominco Ltd. in 1998 and the Board of Teck in 2001.  He is a graduate of the University of Alberta (B.A. Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada (accounting firm) from 1984 to 1990 and Chairman and Chief Executive Officer from 1991 to 1998.  He is presently Chairman of EPCOR Utilities Inc. and a director of the Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company and Capital Power Corp.

Meetings Attended:
Board	12 of 12
Committee	10 of 10

FELIX P. CHEE, 67

Oakville, Ontario, Canada
Independent(2)
Director Since: 2010

Shareholdings:
186 Class B Subordinate Voting
14,720 Deferred Share Units
1,882 Restricted Share Units

Committee Member:
Audit
Pension

Other Public Company Directorships:
Aurigen Reinsurance Company

Felix P. Chee was elected to the Board of Teck in April 2010. He is a graduate of York University (MBA-Finance and Accounting), Imperial College, London University, UK (MSc-Operations Research) and Loughborough University, UK (B.Tech) (Hons)-Industrial Engineering). Mr. Chee was the Chief Representative in Canada of China Investment Corporation, Beijing, China from 2011 to 2014.  Mr. Chee is a director of Aurigen Reinsurance Company and a board member of Bridgepoint Health in Toronto, Ontario. He was the President and CEO of the University of Toronto Asset Management Corporation from 2003-2008 and Executive Vice President and Chief Investment Officer of Manulife Financial from 1997-2001.

Meetings Attended:
Board	7 of 12(1)
Committee	3 of 6

(1) Mr. Chee was prevented from attending Board meetings and Committee meetings by illness.

Teck Resources Limited - 2014 Management Proxy Circular

JACK L. COCKWELL, 73(7)

Toronto, Ontario, Canada
Independent(2)
Director Since: 2009

Shareholdings:
5,000 Class B Subordinate Voting
24,537 Deferred Share Units

Committee Member:
Executive
Reserves

Other Public Company Directorships:
Brookfield Asset Management Inc.
Brookfield Office Properties Inc.
Norbord Inc.

Jack L. Cockwell was elected to the Board of Teck in April 2009.  He is a graduate of the University of Cape Town (MComm).  Mr. Cockwell is Group Chairman of Brookfield Asset Management Inc. and has served as a director of Brookfield since September 1979.  As Group Chairman, Mr. Cockwell represents Brookfield as a director on the Board of Brookfield Office Properties Inc. and other subsidiaries.  He is also a director of Waterfront Toronto and Norbord Inc. and a governor of Ryerson University and Heritage Governor of the Royal Ontario Museum.

Meetings Attended:
Board	12 of 12
Committee	4 of 4

EDWARD C. DOWLING, 58

Castle Rock, Colorado, U.S.A.
Independent(2)
Director Since: 2012

Shareholdings:
6,583 Deferred Share Units

Committee Member:
Compensation
Reserves
Safety & Sustainability

Other Public Company Directorships:
Alacer Gold Corp.
Victoria Gold Corp.
Polyus Gold International

Edward C. Dowling was appointed to the Board of Teck in September 2012. Mr. Dowling holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing, all granted from Pennsylvania State University. He was President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012 and is currently a director of Alacer Gold Corp., Victoria Gold Corp. and Polyus Gold International.

Meetings Attended:
Board	12 of 12
Committee	5 of 6

Teck Resources Limited - 2014 Management Proxy Circular

NORMAN B. KEEVIL, 76

West Vancouver, B.C., Canada
Not Independent(1)
Director Since:  1963

Shareholdings:
418,880 Class A Common
214,232 Class B Subordinate Voting
19,967 Restricted Share Units

Committee Member:
Executive  (Chair)

Other Public Company Directorships:
None

Norman B. Keevil joined the Board of Teck in 1963.  He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph.D.).  He received an honorary LL.D from the University of British Columbia in May 1993.  He was Vice President Exploration at Teck Corporation from 1962 to 1968, Executive Vice President from 1968 to 1981, President and Chief Executive Officer from 1981 to 2001 and has been Chairman of the Board of Teck since 2001.  He is a lifetime director of the Mining Association of Canada. Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004 and the Canadian Business Hall of Fame in 2012.

Meetings Attended:
Board	12 of 12
Committee	0 of 0

NORMAN B. KEEVIL, III, 50

Victoria, B.C., Canada
Not Independent(3)
Director Since: 1997

Shareholdings:
10,000 Class B Subordinate Voting
9,382 Deferred Share Units
6,654 Restricted Share Units

Committee Member:
Pension
Reserves (Chair)
Safety & Sustainability

Other Public Company Directorships:
Lupaka Gold Corp.

Norman B. Keevil, III was appointed to the Board of Teck in 1997.  He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil is President of Poncho Wilcox Engineering, a British Columbia based company formed in 2009 which specializes in management and technical support for new technology ventures in the energy sector, and is a director of Lupaka Gold Corp.  From 2004 to 2009, Mr. Keevil was Vice President of Engineering with Triton Logging Inc., an underwater harvesting company.

Meetings Attended:
Board	12 of 12
Committee	10 of 10

Teck Resources Limited - 2014 Management Proxy Circular

TAKESHI KUBOTA, 59

Tokyo, Japan
Independent(2)
Director Since:  2012

Shareholdings:(4)
2,000 Class B Subordinate Voting
9,940 Deferred Share Units

Committee Member:
Reserves
Safety & Sustainability

Other Public Company Directorships:
Sumitomo Metal Mining Co. Ltd.
Nickel Asia Corporation

Takeshi Kubota was elected to the Board of Teck in 2012. He is a graduate of Keio University, (B.A. Economics). He is a director of Nickel Asia Corporation. Mr. Kubota has held various positions with Sumitomo Metal Mining Co., Ltd. from 1977 and is currently Director &Senior Managing Executive Officer, a position he has held since June 2012.

Meetings Attended:
Board	12 of 12
Committee	8 of 8

TAKASHI KURIYAMA, 63

Vancouver, B.C., Canada
Independent(2)
Director Since:  2006

Shareholdings:(4)
2,000 Class B Subordinate Voting
34,906 Deferred Share Units

Committee Member:
Reserves
Safety & Sustainability

Other Public Company Directorships:
None

Takashi Kuriyama was appointed to the Board of Teck in June 2006. He graduated from Akita University in Japan (B.A. Eng.). Mr. Kuriyama has held various positions with Sumitomo Metal Mining Co., Ltd. from 1974 and he is currently Executive Vice President of Sumitomo Metal Mining America Inc. From 2006 to 2011, Mr. Kuriyama was Executive Vice President and Director of Sumitomo Metal Mining America Inc. as well as a director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.

Meetings Attended:
Board	12 of 12
Committee	8 of 8

DONALD R. LINDSAY, 55

Vancouver, B.C., Canada
Not Independent(5)
Director Since: 2005

Shareholdings:
302,056 Class B Subordinate Voting
178,425 Deferred Share Units
163,208 Restricted Share Units

Committee Member:
Executive

Other Public Company Directorships:
Manulife Financial Corporation

Don Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005.  He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.).  He is currently a director of Manulife Financial Corporation.  Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Meetings Attended:
Board	12 of 12
Committee	0 of 0

Teck Resources Limited - 2014 Management Proxy Circular

JANICE G. RENNIE, F.C.A., 56

Edmonton, Alberta, Canada
Independent(2)
Director Since:  2007

Shareholdings:
3,000 Class B Subordinate Voting
17,209 Deferred Share Units
6,654 Restricted Share Units

Committee Member:
Audit
Compensation (Chair)
Pension

Other Public Company Directorships:
Methanex Corp.
West Fraser Timber Co. Ltd.
WestJet Airlines Ltd.
Major Drilling Group International Inc.

Janice Rennie was elected to the Board of Teck in April 2007. She is a graduate of the University of Alberta (BComm.) and a Chartered Accountant. Ms. Rennie was Sr. Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. from 2004 to 2005.  Prior to 2004 she was Principal of Rennie & Associates which provided investment and related advice to small and mid-size companies.  She is a director of Methanex Corp., West Fraser Timber Co. Ltd., WestJet Airlines Ltd. and Major Drilling Group International Inc.

Meetings Attended:
Board	12 of 12
Committee	12 of 12

WARREN S. R. SEYFFERT, Q.C., 73

Toronto, Ontario, Canada
Independent(2)
Director Since: 1989

Shareholdings:
101,902 Class B Subordinate Voting
43,987 Deferred Share Units

Committee Member:
Executive (Deputy Chair)
Audit
Compensation
Corporate Governance & Nominating (Chair)
Safety & Sustainability

Other Public Company Directorships:
St Andrews Goldfields Ltd.

Warren S. R. Seyffert, Q.C. was elected to the Board of Teck in 1989 and was a member of the Board of Cominco Ltd. from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M).  He is currently Chair of Coco Paving Inc. (a private heavy construction company).  He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007.  He taught “Law of Corporate Management” for over 12 years at Osgoode Hall Law School.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.  He is an Honourary Trustee of the Royal Ontario Museum.

Meetings Attended:
Board	12 of 12
Committee	18 of 18

Teck Resources Limited - 2014 Management Proxy Circular

CHRIS M.T. THOMPSON, 66

Englewood, Colorado, U.S.A.
Independent(2)
Director Since: 2003

Shareholdings:
84,000 Class B Subordinate Voting
40,232 Deferred Share Units

Committee Member:
Executive
Compensation
Corporate Governance & Nominating
Reserves

Other Public Company Directorships:
Golden Star Resources Ltd.
GeoSynfuels Inc.
Jacobs Engineering Group Inc.

Chris M. T. Thompson was appointed to the Board of Teck in June 2003.  He is a graduate of Rhodes University, SA (BA Law & Economics) and Bradford University, UK (MSc).  Mr. Thompson was the Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. from 1998 – 2002 and was the Chairman of the Board from 1998 until November 2005.  He was Chairman of the World Gold Council from April 2002 until April 2005 and is currently a director of Golden Star Resources Ltd., Jacobs Engineering Group Inc. and GeoSynfuels Inc.

Meetings Attended:
Board	12 of 12
Committee	11 of 11

Notes:
(1)
N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation.  The holdings of Keevil Holding Corporation are reported under the heading “Voting Shares and Principal Holders of Voting Shares” in this Management Proxy Circular.  Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001.  The Board has determined that, as Chairman of the Board, he is not independent.

(2)
Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

(3)	Family relationship with N.B. Keevil.
(4)	Mr. Kubota and Mr. Kuriyama are employees of Sumitomo and, as such, are required to hold these shares in trust for Sumitomo.
(5)	Officer of the Corporation.
(6)
Ms. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett was a director of the Nortel Companies until October 3, 2012.  On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies’ Creditors Arrangement Act.

(7)
Mr. Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware.

(8)
The overall attendance was 96% at Board meetings and 96% at Committee meetings for the year.  All directors with the exception of Mr. Chee and Ms. Rennie were present at last year’s annual meeting of shareholders.

(9)
Directors unable to attend a meeting receive all the materials on the business to be considered in advance. The director’s views, including dissenting views if applicable would be communicated to the chair prior to the meeting.

Teck Resources Limited - 2014 Management Proxy Circular

Shareholdings of Board Members as at March 3, 2014

■	Total number of Class A common shares held by all directors: 418,880

■	Total number of Class A common shares held by all non-executive directors: 418,880

■	Total number of Class B subordinate voting shares held by all directors: 761,705

■	Total number of Class B subordinate voting shares held by all non-executive directors: 459,649

■	Total value of Class A common shares held by all directors: $10,882,502

■	Total value of Class A common shares held by all non-executive directors: $10,882,502

■	Total value of Class B subordinate voting shares held by all directors: $18,509,431

■	Total value of Class B subordinate voting shares held by all non-executive directors: $11,169,471

Only Norman B. Keevil holds Class A common shares.  All other directors hold Class B subordinate voting shares. Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the TSX on March 3, 2014 ($25.98 and $24.30, respectively).

Appointment of Auditors

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP or its predecessor have been the auditors of the Corporation for more than 5 years.

Auditors’ Fees

For the years ended December 31, 2013 and 2012, the Corporation paid the external auditors $5,496,265 and $5,527,323, respectively, as detailed below:

	Year Ended 2013 ($000)	Year Ended 2012 ($000)
Audit Services(1)	4,517	4,399
Audit Related Services(2)	807	975
Tax Fees(3)	99	85
All Other Fees(4)	73	68
Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)
For 2013, amounts relate to ISO 14001/9001 audits, Phase 1 of Process Safety Analysis. For 2012, amounts relate to ISO registration, Fording River plant capacity increase services, IFRS transition matters, greenhouse gas audits and training.

Teck Resources Limited - 2014 Management Proxy Circular

Advisory Resolution on Executive Compensation

The Board has determined to put before shareholders a non-binding advisory vote on executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation through the following advisory resolution:

“RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2014 Annual Meeting of shareholders.”

The “Compensation Discussion and Analysis” section of this Management Proxy Circular discusses the Corporation’s approach to compensation, the objectives of the different elements of the Corporation’s executive compensation programs, how the compensation process is administered, how objectives and goals are set and the outcomes of that process.  As outlined below, the purpose of the Corporation’s compensation program is to attract, motivate and retain highly qualified and experienced executives, and to ensure that a significant proportion of compensation reflects the financial performance of the Corporation.

Since this is an advisory vote, it will not be binding on the Board.  The Compensation Committee and the Board will, however, consider the outcome of the vote as part of their ongoing review of executive compensation.

The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

Teck Resources Limited - 2014 Management Proxy Circular

Report of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for Board and committee appointments and assists with Board, committee and director evaluations to ensure that our governance practices are rigorous, relevant and appropriate to Teck. The Committee continually reviews and considers current developments in governance practices, policies, and standards; continually monitors the ethics, conflict of interest and conduct standards of the Corporation; and makes recommendations on governance to the Board. The Committee’s primary focus is on effective oversight of, and independence from, Management and to ensure that the interests of all shareholders are considered and protected in our governance process.

The Board appoints a Chairman of the Committee who, in consultation with the Committee members, determines the schedule and frequency of Committee meetings, provided that the Committee meets at least four times per year.

All of the members of the Committee are independent(1) and knowledgeable about corporate governance principles and have been appointed to the Committee because of their substantial and diversified board experience.  Their biographies are set out on pages 9 to 15.  The Committee is chaired by the Deputy Chairman and Lead Director of Teck, Warren Seyffert, who has an extensive background in corporate law and governance matters.  Mr. Seyffert is either a member of, or an ad hoc member of, each of the committees of the Board.

The Committee welcomes input from shareholders on governance matters.  Correspondence in this regard may be sent to lead.director@teck.com.

Independence Determination

Each year, prior to the annual shareholders meeting, a detailed questionnaire is circulated to all directors to elicit the basic information required to assess the independence of each director. The Committee assists the Board in its consideration of each director’s independence both for general Board purposes and for service on the Audit Committee. In making its determination, the Board considers both the requirements of National Instrument 52-110 and the rules of the NYSE applicable to Teck.

A majority of the Board is independent. The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors.

The following directors and nominees are independent:  M. M. Ashar, J. H. Bennett, H. J. Bolton, F. P. Chee, J. L. Cockwell, E. C. Dowling, T. Kubota, T. Kuriyama, J. G. Rennie, W. S. R. Seyffert and C. M. T. Thompson.

1    Director who is: (a) not a member of Management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

Teck Resources Limited - 2014 Management Proxy Circular

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. The Board has adopted a policy of scheduling an in camera session without Management present for a portion of every meeting. We believe, however, that the experienced counsel of all Board members is valuable on many occasions, and open and candid discussion amongst the independent directors is not inhibited by the presence of the non-independent directors. Accordingly, their exclusion from a portion of each Board meeting is not always warranted.

Key Activities

In addition to its regular duties, since the last annual meeting of shareholders, the Committee:

■	reviewed the composition of all the Board committees and made recommendations to the Board for the appointments that were made after the Annual General Meeting in 2013;

■	reviewed the results of the Committee’s self-assessment process;

■	reviewed the results of the Board’s annual self-assessment process;

■	at each meeting, reviewed and considered various emerging governance issues, including those relating to dual-class share structures, proxy access, “overboarding” and board diversity;

■	provided comments on governance issues in response to regulatory proposals;

■	reviewed and discussed engagement with various stakeholders in connection with governance matters, as well as correspondence with those stakeholders;

■	reviewed the independence of, and recommended the nomination for election at the Meeting of, 14 directors to the Board;

■	reviewed comments received from shareholders and responses thereto;

■	reviewed and approved amendments to the Board Mandate and the position description for the Chair of a board committee; and

■	completed its annual charter review and amended the charter accordingly.

Risk Oversight

The Board has the responsibility to take reasonable steps to ensure that Management identifies, understands, and evaluates the principal risks of and to the Corporation’s business; implements appropriate systems to manage these risks; and achieves a proper balance between risk and reward.  As a policy, the Board receives regular quarterly reports from Management on global and site-specific risk management, ethical conduct, environmental management and employee health and safety, in addition to detailed reports on particular risk issues. The Board, as a matter of routine at each meeting, discusses risks associated with the Corporation’s business and reviews the Corporation’s risk tolerance for existing operations as well as for new projects and developments.

Teck Resources Limited - 2014 Management Proxy Circular

The Board considers that the most significant risks facing the Corporation vary from time to time depending on the prevailing economic climate and the specific nature of the Corporation’s activities at the relevant time.  At each meeting of the Board, the Board reviews and considers general as well as particular risks faced by the Corporation. The Board closely monitors the potential vulnerability of the Corporation’s operations and financial condition in light of risks that are beyond the control of Management, including:

■	risks related to commodity prices, exchange rates and general economic conditions;

■	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;

■	risks related to existing operations, such as those associated with natural catastrophes and potential social issues; and

■	longer-term risks such as political risk generally, and risks related to adverse developments in environmental regulation.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time. The Board regularly reviews Management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and Management’s processes to deal with those risks.

Dual-Class Share Structures – Governance Considerations

The Committee regularly assesses those governance principles that pertain particularly to a corporation with a dual-class share structure. The Board believes that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure.

The Corporation’s dual-class share structure has been in place for over 40 years, since a 1969 corporate reorganization in which all of the outstanding shares of Teck Corporation (as it then was) were converted into Class A common shares. The structure facilitated the consolidation of a group of related operating and exploration companies that were under common management into a single vehicle, one in which all shareholders can participate. Since 1969, Teck has continued to issue Class B subordinate voting shares to enable the Corporation to grow by acquisition and new mine development.

The Class B subordinate voting shares carry in aggregate approximately 37.74% of the votes available at joint shareholder meetings.  The Class B shares rank equally with Class A shares in all respects, except voting.  Although the holders of Class A shares exercise a majority of total votes, under the Canada Business Corporations Act, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes.  In 2001, with the approval of both its Class A and Class B shareholders, the Corporation amended its articles to adopt “coattail” provisions for the benefit of Class B shareholders, with the aim of ensuring fair treatment of Class B shareholders in the event of a takeover bid which is accepted

Teck Resources Limited - 2014 Management Proxy Circular

by holders of a majority of Class A shares.  These coattail provisions are discussed above at page 2 under the heading “Subordinate Voting Shareholder Protection”.

There are approximately 9.35 million Class A common shares and 566.9 million Class B subordinate voting shares currently outstanding. Both classes of shares are widely held and are listed on The Toronto Stock Exchange. The Class B shares are also listed on the New York Stock Exchange.  The voting attributes of the Class A and Class B shares are clearly disclosed.  While the trading volume of the Class A shares is modest when compared to the trading volume of the Class B shares, there are no restrictions on an investor purchasing Class A shares in the market.

Keevil Holding Corporation and Sumitomo Metal Mining Co. Ltd. and related parties hold Class A shares which carry approximately 38.40% of the votes available at joint shareholder meetings.  Institutional and individual investors unrelated to these companies also hold Class A shares which carry 23.86% of the total votes.

The Committee believes that the major long-term holders of Class A shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry.  The Board considers that this longer-term perspective has permitted Teck to make decisions which have helped it to grow shareholder value significantly over the last number of decades and will continue to be of benefit to all shareholders. The Board rejects the proposition that dual-class share structures are inherently unfair or improper.  In many forms of business organizations, certain investors and stakeholders have few or no voting rights. Purchasers of preferred shares, limited partnership units and many forms of debt instruments often hold voting rights more restrictive than those attached to Teck’s Class B subordinate voting shares. It is widely accepted that appropriate governance practices can ensure that the interests of all these security holders are considered and respected, and the Board believes that the same is true in the case of a dual-class structure

While in the vast majority of matters that come before the Board, the interests of the Class A and Class B shareholders are entirely aligned, the Committee and the Board recognize that to fulfill Teck’s commitment, a dual-class share structure requires vigilance and robust governance practices.  The dual-class share structure does create a disparity between voting interests and equity interests and this could create some potential for conflicts of interest, as it would in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual-class share structure or a single voting class structure.

Accordingly, the Board and the Committee are alert to closely scrutinize any situation in which the interests of Class A shareholders and Class B shareholders could possibly diverge.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest.  For example:

■	Only four directors out of 14 have any interest in or relationship with any of the major Class A shareholders of the Corporation;

■	All of our Board committees are constituted with a majority of independent directors, and our Audit, Corporate Governance and Nominating, and Compensation Committees are

Teck Resources Limited - 2014 Management Proxy Circular

composed entirely of independent directors, who have no relationship with management or any of the major holders of Class A shares;

■	Directors, with the exception of the Chairman, hold only Class B shares;

■	Directors are required to maintain minimum holdings of Class B shares or stock units linked to the price of Class B shares;

■	Our equity-linked compensation for directors and senior officers is linked only to the price of Class B shares;

■	We publicly report in detail the voting results of shareholder meetings, with a breakdown of votes by class; and

■	Only one director, the CEO, is a member of management.

Teck’s dual-class share structure has been key in facilitating its growth into a major diversified Canadian mining company.  Ultimately, any decision about the appropriateness of the structure is a question for all shareholders, as any change in voting rights would require the approval of the affected class or classes of shareholders, voting separately. So long as the Corporation has more than one class of voting shares, the Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Canadian Securities Administrators Governance Guidelines and Disclosure Requirements

Our governance practices are consistent with the governance guidelines set out in National Policy 58-201, as adopted by the Canadian Securities Administrators.  Our disclosure is responsive to and complies in full with the requirements of National Instrument 58-101 and Form 58-101F1.  The table in Schedule B sets out, in summary form, our compliance with these disclosure requirements.

Comparison with NYSE Corporate Governance Standards

The Board and Management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its NYSE listing, and as such, not all of the NYSE director independence requirements that are applicable to U.S. domestic issuers apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance standards.  As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, Teck disclose any

Teck Resources Limited - 2014 Management Proxy Circular

significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers.  The differences between our practices and the NYSE rules applicable to U.S. domestic issuers are not material and are more a matter of form than substance.

Succession and Nomination of New Directors

The Committee’s responsibilities with respect to the nomination of directors include: the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; assessing and determining the skills of each director; developing and annually updating a long-term plan for the Board’s composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of committees of the Board; and reviewing and making recommendations regarding programs for the orientation and education of new Board members and their ongoing education. The Committee maintains a standing list of potential candidates as directors in anticipation of the need to replace existing directors, which takes into account the relevant skills and experience expected to be required by the Board.

Teck values diversity.  The Committee believes that a Board with directors having a diversity of backgrounds and different experiences benefits the Corporation by enabling the Board to consider issues from a variety of perspectives.  Diversity can enhance effective decision making and strategic planning.  When assessing potential candidates for nomination to the Board, the Committee considers gender, national origin, and ethnicity in addition to business skills, qualifications and career history.  In the final analysis, the Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a board can bring to the issues facing a global mining enterprise when the board has a diverse composition of directors.

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities.  Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs.  The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business, and identifies the number of directors with relevant skills and experience in each area, broken down by whether those skills were acquired through working experience or education and whether they are industry specific.  This matrix will be used to assess the needs of the Board in the context of succession planning.

Teck Resources Limited - 2014 Management Proxy Circular

	General Skills1	Relevant Industry Experience2
Corporate Governance skills acquired as a director of a public company or qualifications such as I.C.D. certification	5	5
Strategic Planning skills acquired in strategic planning for commercial enterprises or related qualifications	7	4
International Business skills acquired in a management, board or consulting role in conducting or overseeing business in international jurisdictions or related qualifications	6	2
Mining skills acquired in a management or consulting role in mining operations, exploration or development or related qualifications	8	5
Oil and Gas skills acquired as a senior executive or director in the oil and gas industry or related qualifications	3	3
Mining Finance skills acquired in arranging or executing or advising with respect to debt or equity financing for mining companies or projects or related qualifications	4	4
Commodities Business skills acquired in trading or marketing of commodities or management of a commodity based business or related qualifications	5	5
Human Resources and Compensation skills acquired in relation to the design or administration of compensation, pensions and benefit programs at a senior executive or board committee level or related qualifications	7	3
Finance and Financial Reporting skills acquired in corporate finance or financial reporting matters at a senior executive or board committee level or related qualifications	7	5
Government Relations skills acquired in regulatory, political or public policy matters or related qualifications	4	4
Corporate Responsibility & Sustainable Development skills acquired in relation to corporate responsibility and sustainable development or related qualifications	5	5
Legal skills acquired in relation to practice of law or legal training	3	2
Risk Management skills acquired in relation to insurance or other aspects of risk management or related qualifications	7	3
Other skills useful to Teck or related qualifications	7	5

1 Qualifications or skills gained through experience in dealing with or resolving particular matters or issues that are/were the major focus of a business or professional career outside of Teck.

2 Skills acquired during a career in mining, geological, extractive, construction or similar industries.

Teck Resources Limited - 2014 Management Proxy Circular

The Board has a policy requiring directors to stand down from the Board at the annual meeting of the Corporation if they have reached age 75 by that date. Prior to 2012, three directors have been affected by this policy, of whom two stood down in accordance with the policy and the third was asked to stay on for an additional year, notwithstanding his age, because the Board determined that the Corporation would benefit from his continued services.

In 2012 the Committee unanimously concluded that, because of his deep experience in the industry and contributions to the growth of the Corporation over many years, Dr. Norman B. Keevil should be asked to stand for re-election to the Board until at least 2015, and if elected, to accept appointment as Chair of the Corporation for those years, notwithstanding that he reached the age of 75 in 2012.  Upon Dr. Keevil assenting to the Committee’s request, the proposal was formally recommended to the Board and unanimously approved.

In 2014, the Committee has further recommended to the Board, and the Board has approved, the waiver of the mandatory retirement policy with respect to Hugh Bolton, who has been asked by the Board to stand for re-election in 2014, notwithstanding that he has reached the age of 75.  Mr. Bolton’s expertise in accounting matters is valued by the Board, and the Board believes that Mr. Bolton’s continued service for an additional year as Chair of the Audit Committee will be of particular benefit to the Corporation in the context of the current succession plan for the Board as a whole.

Board Interlocks

The Corporate Governance and Nominating Committee does not believe that it is necessary to set a formal limit on the number of its directors who serve on the same board of another company in order to ensure the independence of directors and their ability to act in the best interest of the Corporation.  The Committee does consider board interlocks in the course of assessing each director’s ability to serve as a director of the Corporation, and supports the disclosure of interlocks.  The following table sets out interlocking board memberships of the directors of the Corporation:

Company	Teck Director	Teck Board Committees
WestJet Airlines Ltd.	Hugh Bolton	Audit Committee (Chair) Corporate Governance & Nominating Committee
	Janice Rennie	Audit Committee Compensation Committee (Chair)

Other Succession Planning

In accordance with its mandate, the Board as a whole has oversight of succession planning for senior Management. Succession plans for all senior positions are developed and maintained by the Vice President, Human Resources in consultation with other senior executives.  The Board annually reviews potential succession candidates by position, as well as Management’s action plans for positions where no succession candidate has been identified. The Board separately considers succession as it relates to the Chief Executive Officer and reviews potential successors for that position.

Teck Resources Limited - 2014 Management Proxy Circular

Orientation and Continuing Education of Directors

As part of the Corporation’s orientation program, new directors are given copies of all policies, codes and mandates. They are also provided with guidance concerning trading in the Corporation’s securities, blackout periods, and the Corporation’s disclosure practices.  Senior officers from each business division are made available to meet with new members to familiarize them with the Corporation’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into the Corporation’s business and familiarize new directors with the policies and programs they require to effectively perform their duties.

The Corporation’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and Management, and reports on issues relating to the Corporation’s operations, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that the Corporation may face.  In 2013, some of the key matters covered by the director education program included:

■	site visit to view the Water Treatment Plant and related environmental installations at the Line Creek Operation in the Elk Valley;

■	presentation by an outside speaker on Canada in the Asian Century;

■	participation by individual directors at the Board’s annual strategy meeting in assessments of specific strategic issues and objectives of the Corporation in relation to these issues;

■	presentation by Management on the origins and workings of the London Metal Exchange; and

■	presentation by Management on Geometallurgy.

Directors are encouraged to attend, at the Corporation’s expense, industry conferences and director education seminars and courses.

Evaluation of Directors

Each year, the Committee considers the competencies and skills necessary for the Board as a whole to have, together with the competencies and skills that the existing directors possess, with a view to assisting the Board in assessing the participation, contribution and effectiveness of individual members of the Board.  As part of this process, directors complete a detailed questionnaire which provides for quantitative and qualitative ratings of their and the Board’s performance in key areas and seeks subjective comment in each of those areas.  The Deputy Chairman and Lead Director reviews individual responses and a summary report consolidating those responses.  The Committee also reviews the results of the self-assessment process, identifies areas requiring follow-up, and reports to the full Board on the results of the assessment process.  Action plans to follow up on specific issues are monitored by the Committee.

Teck Resources Limited - 2014 Management Proxy Circular

Ethical Business Conduct

The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the “Code”) that requires that the highest ethical standards of behaviour be followed while conducting the Corporation’s business. The Code is filed on SEDAR and posted on the Corporation’s website. A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

We maintain an anonymous Whistleblower Hotline under the “Doing What’s Right Program” to encourage employees to report unethical conduct. All staff employees are required to undergo a web-based ethics training program.  Compliance with the Code is monitored by an annual survey of directors and staff employees. Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to Management, the Chair of the Audit Committee, or otherwise as prescribed in our “Doing What’s Right Program”.

Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Furthermore, to ensure that the Committee has access to outside assistance should it require it, the Committee is authorized at any time to engage outside advisors or legal counsel at the expense of the Corporation to assist the Committee in the performance of its duties.

Presented by the Corporate Governance and Nominating Committee:

W.S.R. Seyffert (Chairman)
M. M. Ashar
J. H. Bennett
H. J. Bolton
C.M.T. Thompson

Teck Resources Limited - 2014 Management Proxy Circular

Report of the Audit Committee

For more disclosure regarding the Corporation’s Audit Committee, please refer to the section titled “Audit Committee Information” in the Corporation’s Annual Information Form for 2013.

The purpose of the Audit Committee of the Board is to provide an open avenue of communication between Management, the external auditors, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

■
processes for identifying the principal financial reporting risks of the Corporation and reviewing the Corporation’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	Corporation’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by Management in determining significant estimates;

■	anti-fraud programs and controls, including Management’s identification of fraud risks and implementation of anti-fraud measures;

■	mechanisms for employees to report concerns about accounting policies and financial reporting;

■	engagement, independence and performance of the Corporation’s external Auditor; and

■
internal audit mandate, internal audit and Sarbanes-Oxley Act and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the Corporation’s internal audit department.

The Audit Committee also performs any other activities consistent with its charter, the Corporation’s by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee is made up of five independent members of the Board.  All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade.  In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert.  Hugh Bolton, Chair of the Corporation’s Audit Committee, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission’s regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002, and is independent under the applicable standards of the NYSE. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board. In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and, without

Teck Resources Limited - 2014 Management Proxy Circular

Management present, with the external auditors, with the Corporation’s internal auditors, and alone.

The following is a brief summary of the Audit Committee’s activities in 2013.

Financial Reporting

The Audit Committee:

■
reviewed the annual and interim financial statements, Management’s Discussion and Analysis, news releases and other financial disclosures with Management and the external auditors prior to approval by the Board and prior to publication. These reviews included a discussion of matters required or recommended to be disclosed under International Financial Reporting Standards (“IFRS”) and securities regulations and laws.  A member of the Audit Committee attended a meeting of Management’s Disclosure Committee to observe and assess senior Management’s process for confirming full disclosure in financial news releases;

■	obtained assurances from Management and the external auditors that the Corporation is in full compliance with legal and regulatory requirements related to financial reporting;

■
ensured that an adequate system is in place for employees to report, on a confidential and anonymous basis, accounting, auditing, financial reporting and disclosure practices they find questionable; and

■
based on this information and the work throughout the year, including the internal audit and financial controls program and work with the external auditors outlined below, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

With Respect to the External Auditors

The Audit Committee:

■	reviewed, with the external auditors, the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

■	received the written disclosures from the external auditors as recommended by the Canadian Institute of Chartered Accountants;

■
reviewed, with the external auditors, the independence of the external auditors including a review of non-audit services and the receipt of the external auditors’ written assurance of its independent relationship with the Corporation;

■	required prior approval of all non-audit services provided by the external auditors;

■	approved the fees payable to the external auditors; and

■
reviewed the overall performance of the external auditors and, on the recommendation of the Audit Committee, the Board is recommending that shareholders re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation for 2014.

Teck Resources Limited - 2014 Management Proxy Circular

With Respect to the Internal Auditors

The Audit Committee:

■	reviewed the independence of the internal auditors; and

■	reviewed with the Vice President, Audit and Operational Review the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

Financial Controls Program

The Audit Committee:

■
continued its oversight of the Financial Controls Program (“FCP”) to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting, and that compliance with equivalent Canadian rules is sustained. The FCP enabled Management to certify the effectiveness of the Corporation’s internal controls structure and procedures for financial reporting, in accordance with the relevant rules. The external auditors have reported on and attested to Management’s certification. The Audit Committee continues to monitor the FCP and oversee Management’s maintenance of the Corporation’s internal controls over financial reporting.

Charter

The Audit Committee:

■	in November 2013, conducted its annual review of its mandate;

■	reviewed and approved the fees of the external auditors. A detailed breakdown of fees is set out on page 16 of this Management Proxy Circular; and

■	ensured that the full text of the Audit Committee’s Charter is included in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation’s website.

Presented by the Audit Committee:

H. J. Bolton (Chairman)
J. H. Bennett
F. P. Chee
J. G. Rennie
W. S. R. Seyffert

Teck Resources Limited - 2014 Management Proxy Circular

Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings, participating on committees and ensuring that they stay informed about our business and trends and developments affecting the global mining industry. In order to attract and retain directors who meet these expectations, the Board believes that we must offer a competitive compensation package.

We pay director compensation only to non-executive directors, consisting of cash fees (annual retainer, meeting attendance fees, Committee and Chair fees and travel fees) and a share-based award consisting of Deferred Share Units ("DSUs") and Restricted Share Units ("RSUs") (see "Share Unit Plans" on page 72). We do not issue stock options to non-executive directors. The Directors’ Total Compensation table on page 34 sets out the total compensation earned by non-executive directors in 2013.

We require directors to maintain minimum holdings of Teck shares. See “Mandatory Shareholdings for Directors” on page 38 for more details. The Board believes that the share ownership requirements along with the mixture of "at risk" compensation further promote the objectives of director retention and alignment with long-term shareholders.

Process for Determining Director Compensation

The Compensation Committee of the Board is responsible for recommending compensation policies to the Board. The Committee annually reviews director compensation. Late in 2013, the Committee engaged Meridian Compensation Partners, its independent consultant, to prepare a review of directors’ compensation. This report reviewed director compensation practices among Canadian mining and other resource based companies.  The Committee is reviewing the results of the report and considering further action which, if any, will be applicable for 2014.

Teck Resources Limited - 2014 Management Proxy Circular

Compensation Components

Annual Retainer and Other Fees

We pay annual retainers and meeting fees as follows:

Component	Fee
Cash Retainer
Non-executive Director (excluding Lead Director)	$60,000
Chairman	$360,000
Lead Director	$160,000
Committee Chair – except for Audit(1)	$8,000
Committee Chair – Audit(1)	$20,000
Committee Member	$6,000
Share-Based Retainer
Non-executive Director (including Lead Director)	$100,000
Chairman	$300,000
Attendance Fees (per meeting, payable in cash)
Board and Committee Meeting Fees	$1,500

Notes:
(1)	Committee Chair Fees are payable cumulatively with Committee Member fees.

Non-executive directors have the right to elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter.

In addition to the fees set out above, non-executive directors receive reimbursement for travel costs, a payment of $1,500 per annum for other expenses related to their duties, and a $1,000 per meeting fee for directors who travel from outside the province of British Columbia the day prior to a Board or Committee meeting.

Share-Based Awards

The share-based component of the directors' annual compensation is payable in either DSUs or RSUs, at the election of the director.  DSUs and RSUs are notional shares that have the same value at any given time as the Class B subordinate voting shares, but do not entitle the participant to any voting or other shareholder rights and are non-dilutive to shareholders. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the Class B subordinate shares on the dividend payment date.  RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a

Teck Resources Limited - 2014 Management Proxy Circular

director of the Corporation, and are paid out in cash on the vesting date. DSUs awarded to directors vest immediately on the date of grant and are paid out in cash on or about December 15 of the calendar year following the year in which the individual ceases to be a director of the Corporation, provided that a director may elect to have DSUs paid out in cash on any earlier date following the date on which the individual ceases to be a director of the Corporation. Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date.  Of the outstanding unvested RSUs, each RSU granted in: (i) 2012, along with any RSUs credited as dividend equivalents thereon, has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date; and (ii) 2013, along with any RSUs credited as dividend equivalents thereon, has a payout value equal to the volume weighted trading price of the Class B subordinate voting shares over the ten consecutive trading days prior to the applicable payout date.

On April 24, 2013, non-executive directors received 3,630 share units and the Chairman of the Board received 10,890 share units. These grants had a value of $27.55 per share unit, based on the closing price of the Class B subordinate voting shares on the day prior to the grant, equating to a target dollar value of approximately $100,000 for non-executive directors and $300,000 for the Chairman of the Board.

Directors' Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2013. The compensation paid to D.R. Lindsay is fully reflected in the summary of total compensation for Named Executive Officers (“NEOs”) on page 64.  Mr. Lindsay does not receive director's fees in addition to his compensation as an officer of the Corporation.

Teck Resources Limited - 2014 Management Proxy Circular

Name	Fees Earned in Cash $					Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
	Annual Retainer(1)	Committee Member and Chair Fees	Board Attendance Fees	Committee Attendance Fees	Total Fees Earned
M. M. Ashar	59,933	27,577	16,500	21,000	125,010	100,006	25,533	250,549
J. B. Aune(4)	20,144	5,688	9,000	4,500	39,332	0	14,383	53,715
J. H. Bennett	59,963	30,104	18,000	19,500	127,567	100,006	31,586	259,159
H. J. Bolton	60,000	32,000	18,000	15,000	125,000	100,006	32,357	257,363
F. P. Chee	59,973	10,104	10,500	4,500	85,077	100,006	13,135	198,218
J. L. Cockwell	59,933	10,104	18,000	6,000	94,037	100,006	19,993	214,036
E. C. Dowling	59,933	10,104	18,000	7,500	95,537	100,006	5,581	201,124
N. B. Keevil	360,000	14,000	18,000	0	392,000	300,019	52,816(5)	744,835
N. B. Keevil, III	60,000	26,000	18,000	15,000	119,000	100,006	15,321	234,327
T. Kubota	59,933	12,000	18,000	12,000	101,933	100,006	9,496	211,435
T. Kuriyama	59,933	12,000	18,000	12,000	101,933	100,006	27,905	229,844
J. G. Rennie	60,000	26,000	18,000	21,000	125,000	100,006	23,099	248,105
W. S. R. Seyffert	160,000	38,000	18,000	27,000	243,000	100,006	38,611	381,617
C. M. T. Thompson	59,973	28,423	18,000	21,000	127,396	100,006	34,396	261,798

Notes:
(1)
Includes all or a portion of annual retainer earned in cash but paid in DSUs at the directors’ election (at a dollar amount based on the grant date fair value) but excludes Committee Chair and Member Fees.

(2)
The fair value of share unit grants for compensation purposes is consistent with the accounting fair value under IFRS. The fair value for the 2013 grant is based on $27.55 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date (see section on Share Unit Plans on page 72).

(3)
The amount in this column includes the annual $1,500 expense amount, travel meeting fees for directors who travel from outside British Columbia the day prior to a meeting and dividend equivalents credited in the form of share units.

(4)	J.B. Aune ceased to be a director on April 24, 2013.
(5)	The amount includes the value of club membership fees and car and parking benefits.

Teck Resources Limited - 2014 Management Proxy Circular

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2013. We do not award options to non-executive directors. The compensation paid to D.R. Lindsay is fully reflected in the summary of total compensation for NEOs on page 64.

	Outstanding Share-Based Awards(1)
Name	No. of Shares or units of shares that have not vested (#)(1)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share-based awards not paid out or distributed ($)(2) (3) (4)
M. M. Ashar	0	0	779,841
J. H. Bennett	4,695	129,817	727,306
H. J. Bolton	0	0	945,658
F. P. Chee	1,852	51,208	400,538
J. L. Cockwell	0	0	667,858
E. C. Dowling	0	0	179,366
N. B. Keevil	19,647	543,240	0
N. B. Keevil, III	6,548	181,052	255,320
T. Kubota	0	0	270,693
T. Kuriyama	0	0	949,999
J. G. Rennie	6,548	181,052	468,253
W.S.R. Seyffert	0	0	1,197,107
C.M.T. Thompson	0	0	1,094,636

Notes:
(1)	As DSUs awarded to directors vest immediately on the date of grant and we do not award options to non-executive directors, this column reflects unvested RSUs awarded to directors.
(2)
Market or Payout Value calculated by multiplying the number of share units held at December 31, 2013 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2013 ($27.65).

(3)	Includes share units credited as dividend equivalents.
(4)	As RSUs are paid out immediately following vesting, this column reflects the value of outstanding DSUs.

Teck Resources Limited - 2014 Management Proxy Circular

The table below shows the total number and value of DSUs held by each non-executive director as at December 31, 2013. See “Share Unit Plans” on page 72 for more detailed information regarding the DSU Plan and the valuation of DSUs.

Name	Number of Outstanding DSUs as at December 31, 2013 (#)	Value of Outstanding DSUs ($)(1) (2)
M. M. Ashar	28,204	779,840
J. H. Bennett	26,304	727,306
H. J. Bolton	34,201	945,658
F. P. Chee	14,486	400,538
J. L. Cockwell	24,154	667,858
E. C. Dowling	6,487	179,366
N. B. Keevil	0	0
N. B. Keevil, III	9,234	255,320
T. Kubota	9,790	270,693
T. Kuriyama	34,358	949,999
J. G. Rennie	16,935	468,253
W. S. R. Seyffert	43,295	1,197,107
C. M. T. Thompson	39,589	1,094,636

Notes:
(1)	Value calculated by multiplying the number of DSUs held at December 31, 2013 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2013 ($27.65).
(2)
DSUs vest on the grant date but are not redeemable until the recipient retires, resigns or their employment is otherwise terminated.  The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

Teck Resources Limited - 2014 Management Proxy Circular

Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2013.  Non-executive directors did not receive any non-share based incentive plan compensation in 2013.  The compensation paid to D.R. Lindsay is fully reflected in the summary of total compensation for NEOs on page 64.

Name	Number Vested During The Year (#)(4)				Value Vested During The Year ($)(1)(2) (3) (4) (5)
	RSUs	DSUs		Total	RSUs	DSUs		Total
		Granted in Lieu of Fees Earned in Cash	Share-Based Retainer			Granted in Lieu of Fees Earned in Cash	Share-Based Retainer
M. M. Ashar	0	3,061	3,360	6,691	0	80,968	100,006	180,974
J. H. Bennett	2,017	2,107	3,360	7,754	51,756	56,042	50,003	157,801
H. J. Bolton	0	1,105	3,360	4,735	0	29,851	100,006	129,857
F. P. Chee	0	1,635	1,815	3,450	0	41,602	50,003	91,605
J. L. Cockwell	0	2,932	3,360	6,562	0	77,419	100,006	177,425
E. C. Dowling	0	2,370	3,360	6,000	0	62,012	100,006	162,018
N. B. Keevil	6,055	0	0	6,055	155,371	0	0	155,371
N. B. Keevil, III	2,017	0	0	2,017	51,756	7,998	0	59,754
T. Kubota	0	2,476	3,360	6,106	0	64,927	100,006	164,933
T. Kuriyama	0	3,257	3,360	6,887	0	86,330	100,006	186,336
J. G. Rennie	2,017	538	3,360	6,185	51,756	14,746	0	66,502
W. S. R. Seyffert	0	3,538	3,360	7,168	0	94,035	100,006	194,041
C. M. T. Thompson	0	2,374	3,360	6,004	0	67,864	100,006	167,870

Notes:
(1)	The amount represents the aggregate dollar value of the share units as of the vesting date. As directors’ DSUs vest immediately, the market value for DSUs was as of the grant date.
(2)
DSUs vest on the grant date but are not redeemable until the recipient retires, resigns or his or her employment is otherwise terminated.  The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

(3)	The amount represents the aggregate dollar value of share units on December 20, 2013, using the closing price of the Class B subordinate voting shares on the TSX on December 19, 2013 ($25.66).
(4)	Includes share units credited as dividend equivalents.
(5)
As RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a director, this table does not include share-based retainers for 2013 which the directors have elected to take in the form of RSUs.

Teck Resources Limited - 2014 Management Proxy Circular

Mandatory Shareholdings for Directors

We require non-executive directors to own shares or share units, in aggregate equivalent in value to not less than three times their annual cash retainer and share-based retainer. Non-executive directors have a period of five years from the date they join the Board to reach this mandatory level. For the purposes of this policy, the value of share units is determined by averaging the price of Class B subordinate voting shares at the time of the three most recent DSU or RSU grants (including the current year’s grant). As of December 31, 2013, all non-executive directors met the shareholding requirement or were in the process of doing so within the prescribed time limit.

The following table shows, among other things, the number of shares, RSUs and DSUs held by each non-executive director as at March 3, 2014 compared to the number of shares, RSUs and DSUs held as at March 3, 2013, the value of the holdings as at March 3, 2014 and the value of shares and share units required to meet the directors' shareholding requirement.

Name	Director Since	As At	Shares (#)(1)		Share Units Held (#)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(2)	Value of Shares and Share Units Required to Meet Requirements ($)
			Class A	Class B	RSUs	DSUs
M. M. Ashar	2007	2014 2013	0 0	23,000 18,000	0 0	28,651 21,764	51,651 39,764	1,785,608 1,375,437	480,000 480,000
J. H. Bennett	2005	2014 2013	0 0	2,329 2,329	4,771 4,762	26,724 22,839	33,824 29,930	1,169,972 1,035,279	480,000 480,000
H. J. Bolton	2001	2014 2013	0 0	12,000 12,000	0 1,976	34,755 29,880	46,755 43,856	1,617,255 1,516,979	480,000 480,000
F. P. Chee	2010	2014 2013	0 0	186 186	0 0	16,602 11,200	16,788 11,386	580,697 393,842	480,000 480,000
J. L. Cockwell	2009	2014 2013	0 0	5,000 5,000	0 0	24,537 17,796	29,537 22,796	1,021,685 788,514	480,000 480,000
E. C. Dowling	2012	2014 2013	0 0	0 0	0 0	6,583 487	6,583 487	227,706 16,845	480,000 480,000
N. B. Keevil	1963	2014 2013	418,880 418,880	214,232 214,232	19,967 14,290	0 0	653,079 647,402	22,590,003 22,393,635	1,980,000 1,980,000
N. B. Keevil, III	1997	2014 2013	0 0	10,000 10,000	6,654 4,762	9,382 9,048	26,039 23,810	900,689 823,588	480,000 480,000
T. Kubota	2012	2014 2013	0 0	2,000 2,000	0 0	9,940 3,723	11,940 5,723	413,005 197,959	480,000 480,000
T. Kuriyama	2006	2014 2013	0 0	2,000 2,000	0 0	34,906 27,793	36,906 29,793	1,276,579 1,030,540	480,000 480,000
J. G. Rennie	2007	2014 2013	0 0	3,000 3,000	6,654 4,762	17,209 16,592	26,683 24,354	922,965 842,405	480,000 480,000
W. S. R. Seyffert	1989	2014 2013	0 0	101,902 101,902	0 0	40,232 33,980	145,889 138,453	5,046,301 4,789,089	480,000 480,000
C. M. T. Thompson	2003	2014 2013	0 0	84,000 84,000	0 0	40,232 33,980	124,232 117,980	4,297,185 4,080,928	480,000 480,000

Notes:
(1)	This column includes all shares of the Corporation directly or indirectly beneficially owned or over which control is exercised.
(2)	Based on the trailing three year volume-weighted average price of Class B subordinate voting shares of $34.59.

Teck Resources Limited - 2014 Management Proxy Circular

Compensation Discussion and Analysis

Our executive compensation programs are designed to attract, motivate and retain highly qualified and experienced executives. We believe that the design of our executive compensation programs and policies is fully aligned with our short-term operational, safety excellence, and environmental management objectives, and long-term shareholder value creation. We take shareholder feedback into consideration in the design of these programs.

Executive Summary

Compensation Philosophy and Approach

We are in a highly cyclical, capital intensive industry and we operate with a long-term outlook on building value for our shareholders. Our executive compensation programs reinforce this by emphasizing long-term incentives. In particular, stock options have a ten-year term and reward for share price appreciation while share units encourage retention and build long-term shareholder alignment. Annual long-term incentive grants align executive compensation with share price performance throughout the commodity cycle. Share ownership guidelines, which encourage executives to build and maintain equity ownership throughout their tenure, further align the executive compensation program with the interests of long-term shareholders.  Our emphasis on equity compensation and the significant shareholdings by our executives create a direct link between share price performance and the potential value that can be realized from the equity programs. In 2013, a decrease in Teck’s share price reduced the value of the executives’ shareholdings, including the in-the-money value of outstanding stock options and the potential value of outstanding share units. We also focus on short-term operational excellence and risk mitigation, including financial, safety and environmental performance.  We use Return on Capital Employed (“ROCE”) as the underlying financial metric within our annual incentive program to provide a consistent focus on effective capital management (see "Annual Incentive Bonus" on page 55). We adjust incentive metrics results to reduce the impact of factors outside of Management's control. In particular we make adjustments to account for the impact of commodity price changes, and to recognize operational performance, including the documented results of cost management initiatives, Management’s response to opportunities and unplanned events that arise during the year, and Management’s implementation of business process improvements, while lessening the impact of events that are outside of Management’s control. These outside forces are considered annually and adjustments are applied every year, as appropriate. The adjustment for commodity prices provides a more balanced measurement of performance, and reduces the variability of bonus awards throughout the commodity cycle.  In measuring annual performance, consideration is also given to the key milestones within the Corporation's development initiatives that may not immediately contribute to financial performance, but require ongoing work by our executives to ensure long-term-success.

The Board believes that our executive compensation programs are competitive in the global energy and mining market.

Teck Resources Limited - 2014 Management Proxy Circular

Components of Executive Compensation Program

Our executive compensation consists primarily of base salary, annual incentive bonus, long-term incentives, pension and other benefits, and perquisites.  Total direct compensation for senior officers is weighted towards "at risk" variable compensation, emphasizing our philosophy of pay for performance.  For 2013, base salary accounted for 22.3% of the NEOs’ total direct compensation.

Named Executive Officers

In 2013, the Corporation's NEOs were:

Donald R. Lindsay	President and CEO
Ian C. Kilgour	Executive VP and COO
Ronald A. Millos	SVP, Finance and CFO
Peter C. Rozee	SVP, Commercial and Legal Affairs
Ronald J. Vance	SVP

The Summary of Total Compensation for NEOs on page 64 sets out the total compensation earned by the NEOs in 2013.

2013 Salary Adjustments

We fix base salaries through an analysis of salaries paid by companies in our comparator group, as well as individual performance measured against the achievement of business and operating goals. For 2013, base salary increases ranged between 3.1% and 3.6% for NEOs.  In addition to annual adjustments, Mr. Kilgour's base salary was increased to reflect his additional responsibilities upon his promotion from SVP Coal to Executive VP and COO in June 2013.

2013 Annual Bonuses

Our Annual Incentive Bonus Plan (the “Bonus Plan”) is designed to recognize and reward executives for the achievement of short-term performance goals directly related to the financial and operational performance of the Corporation and its business units as well as the achievement of safety, environmental and personal performance objectives. Financial performance is measured primarily in terms of ROCE, adjusted for commodity prices and certain events outside of Management's control (see “Annual Incentive Bonus” on page 55), while safety performance is measured by year-over-year reductions (expressed as a percentage) to lost time injury frequency (“LTIF”) and total recordable incident frequency (“TRIF”) at the Business Unit level. Environmental performance is measured against objectives established at the beginning of the year. Overall bonus ratings for Management are intended to reflect a holistic assessment of performance within Management’s control.  Target bonuses are expressed as a percentage of base salary. For 2013, the CEO had a target bonus of 125% of base salary and the other NEOs had an average target bonus of 72.5% of base salary.

Teck Resources Limited - 2014 Management Proxy Circular

Certain of the quantitative targets relevant to the Bonus Plan and actual results for 2013 were as follows (TRIF targets vary by Business Unit):

Corporation as a Whole
Metric	Target	Actual	Target Achieved
ROCE	4.2%	4.7%	Yes
LTIF	0.5%	0.34%	Yes

For 2013 we substantially satisfied our environmental objectives and the NEOs met their respective personal objectives.  Accordingly, the CEO obtained a bonus rating of 125% and the other NEOs obtained an average bonus rating of 118%.

2013 Long-Term Incentives

Long-term incentives are designed to foster and promote the long-term financial success of the Corporation.  Long-term incentives represent, on average, 55.9% of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests.  In 2013, the long-term incentive grants consisted of:

■	Stock options which vest over three years and have a ten-year term; and

■	Share units in the form of restricted or deferred share units (RSUs or DSUs) chosen at the election of the executive (see "Share Unit Plans" on page 72).

In 2013, a significant drop in the Teck share price just before the grant date resulted in an approximate 10% drop in delivered value against intended value.  We take previous awards and competitive position in the market into consideration in the determination of the number of stock options and share units awarded to each participant.  In addition, in 2013 the number of stock options and share units to be awarded to the NEOs took into consideration the compensation objective of targeting the median of the market in terms of total direct compensation.

In 2013, the following number of stock options and share units were granted to NEOs:

Named Executive Officer	Stock Options (#)	Share Units (#)
D. R. Lindsay	247,000	80,500
I. C. Kilgour	64,000	21,000
R. A Millos	64,000	21,000
P. C. Rozee	64,000	21,000
R. J. Vance	77,000	25,000

Teck Resources Limited - 2014 Management Proxy Circular

Say on Pay

At the 2013 annual meeting of Shareholders, shareholders voted 98.1% in favour of an advisory resolution accepting the Corporation’s approach to executive compensation.  In addition to conducting a say-on-pay vote, we also engaged with some of our key shareholders and other stakeholders to better understand their concerns and questions on our approach to executive compensation.  Among the issues raised by shareholders was the evolving market practice of issuing performance-linked equity awards.  As a result of this feedback we are implementing performance-linked equity compensation as a portion of our long-term incentive program for senior executives in 2014.

Looking Forward

The Compensation Committee annually conducts a review of the comparator group used to benchmark executive pay to ensure that it is reflective of the global scope of Teck’s operations and the expanded market for key executive talent.  The only adjustments in 2013 were to reflect mergers and acquisitions among peer group companies. The Committee also reviewed the various executive compensation programs in 2013 and will continually make improvements to the programs to ensure alignment with market practice and to be cognizant of emerging governance issues.  In 2013, Management undertook a thorough review of the annual bonus plan and long- term incentive plan practices. The purpose of this initiative was to improve the transparency and use of metrics and to improve alignment with pay-for-performance best practices. Subsequent to this review, the Committee approved changes to the bonus plan that will apply prospectively for 2014. Among other things, the changes will better reward focus on production and cost at the site level.  Similarly, as noted above, 2014 long-term incentive compensation will include a portion of performance-linked equity awards.

Compensation Process Participants

The Board has responsibility for overseeing our compensation program. The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority over the compensation program and process including approval of material amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding executive compensation.

In designing the various components and determining amounts of compensation, the Compensation Committee draws upon the CEO and the Vice President, Human Resources and confers with the Senior Vice President, Commercial and Legal Affairs and the Senior Vice President, Finance and CFO on matters that fall within their respective areas of expertise and responsibilities.

The Vice President, Human Resources provides the Committee with internal and external analyses regarding the basic structure and competitiveness of the Corporation’s compensation program and the details of the Corporation’s various compensation and incentive plans. Each year, the CEO and Vice President, Human Resources review the base salaries of the NEOs, other than

Teck Resources Limited - 2014 Management Proxy Circular

the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and Vice President, Human Resources provide the Committee with a detailed review of the actual results for each performance measure under the Bonus Plan compared to target and the resulting proposed payments under the plan. Also, the CEO and Vice President, Human Resources propose the total number of stock options and share units to be granted as well as the specific grant amounts to the NEOs, other than the CEO, and other senior executives.

The Committee considers advice from its compensation advisor with regard to the recommendations of Management as part of preparing its recommendations to the Board.

Compensation Committee

All Compensation Committee members are independent directors. The members are Janice Rennie (Chair), Mayank Ashar, Jalynn Bennett, Edward Dowling, Warren Seyffert and Chris Thompson. The Committee met four times during the year, and met without Management present for a portion of each meeting.

The members have direct experience relevant to executive compensation either through their compensation committee experience or their executive experience in other companies and they bring a broad base of skills and experience that contribute to their suitability to make decisions on the Corporation’s compensation policies and practices, some of which include (see "Nominees for Election to the Board" on pages 9 to 15):

■	Industry knowledge

■	Operational experience

■	Human resource management and compensation design experience

■	Financial knowledge

■	Legal experience

The Compensation Committee has the following responsibilities:

■
Recommending to the Board the CEO’s performance evaluation which takes into consideration the CEO’s annual objectives as established by the Board and input the Committee has received from other Board members with respect to the CEO’s performance;

■	Based on the CEO’s performance evaluation, recommending to the Board the CEO’s compensation including adjustments to base salary, the annual incentive award, and the long-term incentive grant;

■
Evaluating and recommending to the Board the recommendations of the CEO with respect to the annual objectives established for the other NEOs and senior executives, the evaluation of their performance relative to these objectives and based upon this evaluation, their compensation including adjustments to base salaries, the annual incentive awards and long-term incentive grants;

■	Evaluating and recommending to the Board benefits and other perquisites that may apply to the senior executive group;

Teck Resources Limited - 2014 Management Proxy Circular

■	Evaluating and recommending to the Board the Corporation’s annual and long-term incentive compensation plans and other compensation policies and programs;

■
Evaluating and recommending to the Board, for those directors who are not executives of the Corporation, cash compensation including retainers and meeting fees and grants of Deferred Share Units or Restricted Share Units;

■
Reviewing executive and director compensation disclosure before the Corporation publicly discloses that information to ensure it reflects the decisions of the Board and the rationale for those decisions;

■
Performing the functions assigned to it under the 2010 Stock Option Plan, the Deferred Share Unit Plan and the Restricted Share Unit Plan, including evaluating and recommending to the Board the aggregate grant of stock options and deferred and restricted share units to directors, NEOs, executives, senior Management and employees;

■	Evaluating and recommending to the Board the appropriate group of companies on which to assess the competitiveness of the Corporation’s compensation policies and plans;

■	Evaluating and recommending to the Board senior executive agreements, including initial offers of employment, and termination and Change in Control provisions in those agreements;

■	Reviewing the shareholding requirements for the CEO and directors relative to the requirements established by the Corporate Governance and Nominating Committee;

■
Reviewing an annual report on the Corporation’s human resources issues and priorities, including but not limited to, union-management relations at the Corporation’s unionized operations and any collective agreement settlements at those operations; and

■
Reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Corporation’s risk management principles and do not encourage inappropriate or excessive risk taking.

Apart from its general duties outlined above, the following are highlights from the Committee’s activities in 2013:

■	Reviewed and approved:

—	An update from Meridian Compensation Partners (“Meridian”) on the Compensation Risk Report prepared by Towers Watson in 2012;

—	Amendments to the Annual Incentive Bonus Plan (applicable from 2014 going forward);

w
Key metrics at the Business Unit level have been redefined to reflect matters which are more within Management’s control, namely production, cost and sustainability, as opposed to the former metrics of TRIF, Business Unit ROCE and environmental performance which were more susceptible to variation on account of factors outside of Management’s control.

■	Reviewed and evaluated:

Teck Resources Limited - 2014 Management Proxy Circular

—	A proposal to introduce Performance Share Units into the Long-term Incentive Plan for company officers;

—	An extensive report from the management compensation consultant, Mercer, on the latest annual survey of executive compensation;

—	A comprehensive report on the Human Resources strategic objectives and progress against them in 2013;

—	A report, prepared by Meridian, in respect of CEO Pay alignment; and

—
An analysis, prepared by Meridian, comparing the Corporation’s compensation practices with “best practices” and good governance guidelines as published by various third party stakeholders and their advisors.

Teck Resources Limited - 2014 Management Proxy Circular

Compensation Consultants

When the Compensation Committee considers it necessary or advisable, it has sole authority to retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.  The table below summarizes the fees related to determining compensation for the Corporation’s directors and executives (“Executive Compensation Related Fees”) and the fees for these consultants for other services (“All Other Fees”) for the financial years ended December 31, 2012 and 2013.

	2012		2013
Consultant	Executive Compensation-Related Fees	All Other Fees	Executive Compensation-Related Fees	All Other Fees
Mercer	$15,112	$478,235	$114,676	$417,337
Towers Watson	$34,066	$1,181,885	$8,364	$851,157
Meridian	$17,250	$0	$88,930	$0

Towers Watson has provided advice regarding our defined benefit plans since 1948.  In 2012, Towers Watson also provided a comprehensive Compensation Program Risk Assessment.

In establishing policies covering base salaries, benefits, annual incentive bonuses and long-term incentives, the Committee takes into consideration the recommendations of Management.  Since 2009, Mercer has been engaged by Management to provide specific support on executive and senior management compensation as well as director compensation, including surveys on market practices and a technical analysis of this information relative to the Corporation’s compensation plans and practices.

Since 2012, the Committee has engaged Meridian, to serve as an independent advisor to the Committee.  Meridian reports directly to the Committee and does not provide any other services to the Corporation.  Meridian provides independent advice on a range of matters including trends and developments in executive compensation and related governance matters, review of Management’s compensation proposals, and ad hoc assistance as requested by the Committee from time to time.

Teck Resources Limited - 2014 Management Proxy Circular

Compensation Overview

Objectives of the Executive Compensation Program

Our compensation policies are designed to:

■	Attract, motivate and retain highly qualified and experienced executives;

■	Recognize and reward contributions to Teck's success as measured by the accomplishment of specific performance objectives;

■	Ensure that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;

■	Promote adherence to the high standards and values reflected in our Code of Ethics, and policies concerning safety and environmental stewardship; and

■	Protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders.

Comparator Group

The Committee believes that the long-term success of the business hinges on the quality of the executive team.  Accordingly, we must attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based. Among other things, the Compensation Committee refers to a comparator group that represents the market for executive talent.  In developing this group, the Committee considers a variety of relevant criteria to identify companies of a similar scope and complexity, including:

■	Companies in similar industries or with similar business characteristics (defined as global mining, metal refining and resource-based companies);

■	Similarly-sized companies in terms of annual revenue and market capitalization; and

■	Companies that have diverse commodity portfolios or multiple locations (Teck is focused on coal, copper, zinc and energy in multiple locations and countries).

Teck Resources Limited - 2014 Management Proxy Circular

The 2013 Comparator Group consisted of the following companies:

Name	Annual Revenue (USD)(1)	Market Capitalization (USD)(4)	Primary Commodities
Agrium	16.7B	13.3B	Nitrogen, phosphate, potash
Alcoa	23.7B	11.4B	Aluminum
Anglo American	28.8B	30.5B(5)	Iron ore, copper, coal, platinum, diamonds, palladium, manganese, steel, nickel, rhodium
Barrick Gold	14.6B	23.2 B(2)	Gold, copper
Cameco	2.3B(2)	9.3B(2)	Uranium, energy
Canadian Natural Resources	13.7B(2)	41.5B(2)	Energy
Cliffs Natural Resources	5.9B	4.0B	Iron ore, coal
First Quantum Minerals	3.0B	12.0B(2)	Copper, gold
Goldcorp	5.4B	19.9B(2)	Gold
Kinross Gold	4.3B	5.7B(2)	Gold
Mosaic	10.0B(3)	20.1B	Phosphate, potash
Newmont Mining	9.9B	11.5B	Gold
Peabody Energy	8.1B	5.3B	Coal
Potash Corporation of Saskatchewan	7.9B	32.1B(2)	Potash, nitrogen, phosphate
Suncor Energy	38.2B(2)	59.0B(2)	Energy

Notes:
(1)	As per Bloomberg for the period ended December 31, 2013, unless otherwise indicated.
(2)	Figures reported in Canadian currency have been converted to United States dollars at the Bank of Canada noon rate on December 31, 2013.
(3)	As reported in consolidated financial statements for the period ended May 31, 2013.
(4)	As per Bloomberg as at December 31, 2013.
(5)	Figure reported in Great Britain currency has been converted to United States dollars at the Bloomberg close rate on December 31, 2013.

Xstrata was dropped from the Comparator Group in 2013 due to its acquisition by Glencore Ltd.

Teck Resources Limited - 2014 Management Proxy Circular

Total Direct Compensation Components

Total direct compensation (base salary, annual incentive bonus and long-term incentives) payable to our NEOs is targeted at the median to the 75th percentile of the Comparator Group, provided that as: (i) market data is inherently imprecise; and (ii) available market data may not be reflective of the specific roles, responsibilities and experience of the NEOs, we exercise some discretion in interpreting market data and setting NEO total direct compensation targets.  The following table sets out the weighting of the direct compensation provided to the NEOs in 2013.  As outlined in this table, the total value is weighted towards “at risk” variable compensation (i.e. annual incentive bonus and long-term incentives).

Named Executive Officer	Title	Percent of Total Direct Compensation
		Base Salary	Annual Incentive Bonus	Long-term Incentives
				Stock Options	Share Units
D. R. Lindsay	President and CEO	16.1	24.7	29.6	29.7
I. C. Kilgour(1)	Executive VP and COO	24.8	24.1	25.4	25.6
R. A. Millos	SVP, Finance and CFO	24.6	20.2	27.5	27.7
P. C. Rozee	SVP, Commercial and Legal Affairs	24.3	21.0	27.2	27.4
R. J. Vance(2)	SVP	21.5	19.1	29.7	29.7

Notes:
(1)	Mr. Kilgour's base salary and annual incentive bonus reflect his promotion from SVP Coal to Executive VP and COO in June 2013.
(2)	Mr. Vance transitioned to a part-time role during 2013.

In addition, we provide health care coverage, disability and life insurance, pension and retirement programs and perquisites.

Teck Resources Limited - 2014 Management Proxy Circular

The direct compensation components are linked to our corporate objectives as follows:

Compensation Component	Description	Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the Comparator Group as well as individual performance, which is assessed according to the achievement of business and operating goals.  The quantum of the base salary is meant to reflect the capability of the individual as demonstrated over an extended period of time.

Appropriately set base salaries enable the Corporation to attract and retain highly skilled and talented executives.  Our base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus
The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:

—    corporate financial performance based on ROCE (described below under the heading “Annual Incentive Bonus”), and safety performance based on LTIF adjusted to reflect other qualitative considerations;
—   business unit: safety, environment, operations ROCE performance, and other qualitative considerations; and
—   personal performance.

ROCE, adjusted for commodity prices, focuses attention on the return generated by assets under the manager’s responsibility and encourages investment in new assets which will enhance longer term value and returns.

The focus on safety and environment supports our objectives in each of these important areas.

The personal component of the plan recognizes the individual’s contribution to the Corporation as reflected in the achievement of that person’s specific annual objectives.

Results are adjusted based on a qualitative review designed to consider the quality and sustainability of the financial results.

Teck Resources Limited - 2014 Management Proxy Circular

Compensation Component	Description	Link to Corporate Objectives
Long-term Incentives: Stock Options and Share Units (RSUs and DSUs)
NEOs and other senior executives are eligible to participate in the Corporation’s stock option and share unit plans (see "Share Unit Plans" on page 72).  One third of each stock option grant vests each year following the date of the grant. Options expire 10 years following the date of the grant. The value of share units is tied to the value of Class B subordinate voting shares. Share units entitle the employee to receive a cash payment equal to the market value of the underlying shares at the end of a three year vesting period. Share units are cash settled and avoid the potential dilution associated with stock options.

Beginning in 2014, long-term incentive compensation to senior executives will include a portion of performance-linked equity awards.

Our long-term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening our ability to attract and retain highly qualified and experienced employees, motivating these employees to achieve the longer term goals of the Corporation, and linking total compensation to shareholder returns over longer periods.

The introduction of performance-linked equity awards will improve alignment with pay-for-performance best practices.

Pensions, Benefits and Perquisites

Pension, benefit and perquisite arrangements are designed to be competitive with the Comparator Group at the time of the review.  These arrangements are reviewed periodically by the Committee to ensure they remain competitive.

The pension arrangements of the NEOs vary as the defined benefit arrangements are closed to new participants.  Mr. Lindsay and Mr. Rozee participate in the defined benefit pension plan and supplementary retirement arrangements, as described on page 73. Mr. Millos, Mr. Vance and Mr. Kilgour are members of defined contribution plans, as described on page 74.

The executive benefit plan includes: medical, extended health, dental, disability, life insurance coverage and a benefit credit.  The benefit credit can be allocated to a personal spending account, which can be used for financial planning, income tax preparation and wills, a healthy lifestyle account (maximum of $500), and a health spending account, which can be applied to medical expenses not covered under the medical plan.

Perquisites consist of a car allowance or leased vehicle, club memberships, and an annual health assessment.  The Corporation also provides Mr. Rozee and Mr. Millos with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, medical, extended health and dental coverage.

Teck Resources Limited - 2014 Management Proxy Circular

Termination and Change in Control Benefits

Employment agreements with each NEO provide a consistent and comprehensive framework of employment terms for each executive.  These agreements set out terms and conditions in the event there is a Change in Control or in other circumstances where the executive is terminated other than for cause. See the section on “Termination and Change in Control Benefits” on page 75 for further details.

Determining Compensation Mix

The Committee annually reviews our compensation programs, including the mix of compensation and the appropriateness of annual and long-term incentive compensation in comparison to Comparator Group practices. The CEO and the Vice President, Human Resources advise the Committee regarding the competitiveness of the compensation program and its impact on the ability to attract, motivate and retain talented employees and executives. In addition, the Committee reviews information about Comparator Group compensation.

Setting Performance Objectives and Goals

The CEO, in consultation with the Board and senior Management, is responsible for developing the Corporation’s overall strategic goals. The CEO then develops an annual business plan and sets out corporate strategies and objectives consistent with these goals, which are reviewed and approved by the Board. These objectives include both general corporate and financial objectives and form the basis for assessing the CEO’s performance for the purpose of determining his annual incentive award.

The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set. The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic goals and annual business plan and corporate objectives. The CEO advises the Committee regarding senior executives’ objectives and discusses the alignment of these objectives with our corporate strategy.

Reviewing Performance and Setting Compensation

One of the Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation. In making these recommendations, the Committee considers the CEO’s performance with respect to the achievement of corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, annual incentive bonus, and long-term incentive award. As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers among the Comparator Group and consults with its advisor. The recommendations of the Committee are presented to the Board for approval.

Teck Resources Limited - 2014 Management Proxy Circular

The Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses, long-term incentives, and total compensation for executives being hired or promoted. The Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

Our compensation plans have been and continue to be purposefully designed to create a clear connection between planned financial and operating performance, actual results, and NEO compensation. As part of our continuing improvement model, our compensation plans are regularly reviewed to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

Compensation Risk

Our executive compensation is designed to create appropriate incentives to increase long-term shareholder value within the framework of our risk management tolerance.  Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior Management meetings. This process supports a strong embedded risk management culture throughout the organization.  In the normal course of business, the Corporation has strong control measures in terms of authority levels and spending limits.

The Committee incorporates risk considerations in its ongoing compensation oversight role.  In 2012, the Committee engaged Towers Watson to develop a process to formally assess compensation-related risks.  As part of this process, Towers Watson met with senior Management representatives to understand the Corporation’s risk culture and risk appetite, and the interaction between material risks and compensation programs.  In addition, Towers Watson reviewed output from corporate risk management processes and documentation for all compensation plans.  On the basis of the limited changes to the Corporation’s compensation and risk management programs and the substantial continuity of management and the business of the Corporation since the Towers Watson review, the Committee believes that this analysis remains current for 2013.  A further detailed review of compensation-related risks is planned for 2014 in light of proposed changes to compensation programs, including the planned introduction of performance-linked share unit awards.

The following are key risk mitigating features of the executive compensation plans:

■	The compensation program is balanced between fixed and variable pay and between short-term and long-term incentives;

■	A mix of performance measures are used at various organizational levels to provide a balanced performance focus (e.g., financial, safety and environmental performance);

■	The Bonus Plan features capped payouts (2.0x target);

■	Stock option and share unit awards are granted annually:

—	Stock options vest over three years and have a ten-year term;

—	RSUs vest at the end of three years to enhance retention; and

Teck Resources Limited - 2014 Management Proxy Circular

—	The value from DSUs cannot be accessed until the participant’s employment ends providing long-term alignment to the risks inherent within the business;

■	The CEO and SVPs are subject to share ownership guidelines; and

■	Clawback and anti-hedging policies are in place. (See “Compensation ‘Clawback Policy’ and “Anti-Hedging Policy”).

As the Committee's independent advisor, Meridian reviewed the 2012 Compensation Risk report completed by Towers Watson and supports the Committee's ongoing process with regular reviews.  The Committee has concluded that it does not appear that there are risks from the compensation programs that are reasonably likely to have a material adverse effect on the Corporation.

Compensation "Clawback" Policy

The Board has implemented a formal policy for seeking reimbursement of compensation from all variable compensation plans where:

■	There is a material restatement of the Corporation’s financial results;

■	An officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

■	The relevant compensation award would have been lower had the financial results been properly reported.

Anti-Hedging Policy

Our Employee Trading Policy prohibits insiders and employees from selling shares in the Corporation that they do not own or have not fully paid for (“short-selling”) and from buying or selling financial instruments on shares of the Corporation at any time that are designed to hedge or offset a decrease in the value of the Corporation’s shares.

Teck Resources Limited - 2014 Management Proxy Circular

Analysis of Total Direct Compensation and 2013 Results

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the Comparator Group, taking into account individual performance. Base salaries are targeted between the median and the 75th percentile of the Comparator Group, provided that as: (i) market data is inherently imprecise; and (ii) available market data may not be reflective of the specific roles, responsibilities and experience of the NEOs, we exercise some discretion in interpreting market data and setting base salaries, including setting higher levels of compensation for sustained superior performance. Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Compensation Committee for the NEOs, other than himself, and other senior executives. The Compensation Committee determines the base salary adjustment, if any, for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.

For 2013, actual base salary accounted for 22.3% of the NEOs’ total direct compensation.  The base salary increases ranged between 3.1% and 3.6% for NEOs.  In addition to annual adjustments, Mr. Kilgour's base salary was increased to reflect his additional responsibilities upon his promotion from SVP Coal to Executive VP and COO in June 2013.

Annual Incentive Bonus

The Bonus Plan is designed to recognize and reward executives for the achievement of short-term performance goals based on the following three components:

■	Financial and operational performance of the Corporation;

■	Financial and operational performance of the Corporation's business units as well as the achievement of the Corporation's safety and environmental objectives; and

■	Personal performance objectives.

For the purpose of the Bonus Plan, financial performance is measured primarily in terms of ROCE which is calculated as earnings attributable to shareholders of the Corporation before after-tax finance expense divided by average capital employed.  Capital employed is defined as total assets less current liabilities adjusted for dividends payable and current portion of long-term debt, less future tax liabilities. Corporate and business unit ROCE targets are based on the Corporation's annual financial plan and are adjusted at the end of the year to reflect actual zinc, copper, and coal prices. ROCE is used to focus the attention of executives on the returns being generated by assets in their areas of responsibility, and encourage investment of capital in new assets which will enhance ROCE performance over the long term. The Corporation's financial results are prepared in accordance with IFRS; however, ROCE is not a measure recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, ROCE may not be comparable to similar measures reported by other issuers.

Teck Resources Limited - 2014 Management Proxy Circular

Due to its importance, safety performance is measured within two components of the Bonus Plan, namely:

■	In the corporate component (5% of overall corporate score) using LTIF; and

■	In the business unit component, using TRIF.

Environmental performance is measured against objectives established at the beginning of the year.  Objectives are focused on the implementation of sustainable mining practices and compliance with permits and site-specific environment objectives in relation to matters such as water quality, emissions, spill prevention, dust and closure.

The bonus ratings determined for Management reflect a holistic assessment of performance that is within Management’s control.  The ROCE targets are adjusted for commodity prices to provide for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high commodity prices.  In addition, the Compensation Committee reviews a broad set of qualitative objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results of cost management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain exogenous events outside of the control of Management (e.g. natural disasters such as the Elk Valley flooding in Summer 2013 and force majeure declarations by third parties).  A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration to relative performance between each business unit. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. a business unit executive has a higher weighting on business unit performance compared to a corporate executive). Target bonuses are expressed as a percentage of base salary and are payable based on overall target performance.

The target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch. Payouts under the Bonus Plan can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the Bonus Plan, as well as target bonuses for the NEOs, are set out in the following table.

Teck Resources Limited - 2014 Management Proxy Circular

	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	125%	50%	ROCE Safety	20%	Weighted Average Business Unit ROCE, Safety and Environmental	30%	Personal performance objectives
COO (1)	80%	40%	ROCE Safety	30%	Weighted Average Business Unit, ROCE, Safety and Environmental	30%	Personal performance objectives
CFO, SVP Commercial and Legal Affairs, SVP	70%	40%	ROCE Safety	30%	Weighted Average Business Unit ROCE or Functional Objectives	30%	Personal performance objectives

Note:
(1) Mr. Kilgour's target bonus changed from 70% to 80% of salary, effective following his appointment as COO.

Corporate Performance

The Corporation achieved the following performance metrics for 2013:

■	ROCE (adjusted for commodity prices on a basis consistent with past practice for bonus plan purposes) was 4.7% compared to a target of 4.2%.

■	LTIF score was 0.34% compared to a target of 0.5%, representing a record safety performance across the Corporation.

In addition, corporate objectives for production, employee development, sustainability, fiscal management and various other management objectives were met or exceeded.  Our project development work faced obstacles largely related to permitting.  Significant cost savings programs were successfully implemented in response to difficult market conditions, and cost reduction targets exceeded.  Notwithstanding record coal production and the operating performance of the business generally, weak market conditions significantly affected the profitability of our coal business, and our results overall.

Based on these results and recognizing significant management accomplishments in light of external factors, the CEO recommended a performance rating for the corporate component of the

Teck Resources Limited - 2014 Management Proxy Circular

Bonus Plan of 120.6%.  The Compensation Committee endorsed and the Board approved the recommended rating.

Business Unit Performance

Consistent with the corporate performance rating, and as described above under the heading “Annual Incentive Bonus”, business unit ratings were adjusted to reflect the factors that Management could be expected to control and to reflect a holistic assessment of each business unit’s performance throughout 2013.

For 2013, Mr. Lindsay attained a business unit rating of 125.0% based on weighted average business unit ROCE (adjusted rating of 124.0%), safety (target TRIF of 1.70, actual TRIF of 1.26, and a rating of 125.8%) and environmental objectives as established by each business unit reflecting the specific requirements of each operation (rating of 128.2%).  Mr. Millos and Mr. Rozee attained business unit ratings of 124.0% based on the same weighted average business unit ROCE rating.  Mr. Vance attained a business unit rating of 136.2% based on the achievement of specific objectives for Corporate Development (rating of 135.0%, and Technology (rating of 139.4%, including safety).  Mr. Kilgour was promoted from SVP Coal to Executive VP and COO in June 2013, his business unit rating was calculated in two parts.  For the period from January to June 2013, Mr. Kilgour attained a business unit rating of 131.6%.  This rating is based on the Coal business unit ROCE (adjusted rating of 133.8%), Coal business unit safety (target TRIF of 1.70, actual TRIF of 1.21, and rating of 128.7%), and environmental targets (rating of 125.0%).  For the period from July to December 2013, he attained a business unit rating of 125.0%.  This rating is based on the weighted average business unit ROCE (adjusted rating of 124.0%), safety (target TRIF of 1.70, actual TRIF of 1.26, and a rating of 125.8%) and environmental objectives as established by each business unit reflecting the specific requirements of each operation (rating of 128.2%).

Personal Performance

Each of the CEO's direct reports is responsible for the achievement of a portfolio of subjective goals related to his area of responsibility as established in consultation with the CEO. At the end of the year, the CEO meets personally with each of the NEOs to complete a formal review of achievements against stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including the subjective goals, and provides a recommended individual performance rating to the Compensation Committee which is used to determine the individual result of the personal component.  The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

The following summarizes the personal performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

Teck Resources Limited - 2014 Management Proxy Circular

Named Executive Officer	Personal Performance Achievements in Relation to Objectives
D. R. Lindsay
President and CEO	—	Continued to build on our strong safety culture throughout the organization which resulted in the lowest TRIF and LTIF in Teck’s history.
—
Continued our focus and performance in responsible environmental and sustainability areas, resulting in Teck being named to the Dow Jones Sustainability World Index for the fourth consecutive year, ranking Teck in the top 2% of companies in the mining industry world-wide.

—
Maintained a strong balance sheet. Ended the year with a cash balance of $2.8B and only $323M of debt due by the end of 2016. Increased our revolver from US $1B to US $2B and extended the maturity date to July 2018.

	—	Achieved record coal production and sales.
—
For the second straight year Teck has been named to the Global 100 Most Sustainable Corporations list by media and investment research company Corporate Knights. Teck was the only mining company included on the list.

I. C. Kilgour
Executive VP and COO	—	Third successive record year in safety in the Coal business unit, with TRIF reduced by 7%, LTIF reduced by 40% to achieve best year on record.
	—	Progressed selenium management through the Elk Valley water quality plan and construction of Line Creek water treatment plant.
	—	Achieved or exceeded production targets in all Teck Business Units.
	—	Worked with all Business Units to increase target for cost reduction project from $200M to $300M. Revised target exceeded.
	—	Facilitated progress towards common 5 year planning processes across Teck operations.
	—	Line Creek Operations Phase 2 permit and Quintette Operations MAPA achieved.
	—	Actively sponsored Teck supervisor development program, including next phase of program development.
R. A. Millos
SVP, Finance and CFO	—
Effectively managed the Corporation’s relationships with lenders and credit rating agencies in order to achieve the Corporation’s objective of maintaining its investment grade credit rating, strong balance sheet and access to a wide range of sources of capital.

	—	Actively participated in the Corporation’s investor relations program, which won IR Magazine Canada’s 2014 award for Best in Materials sector.
	—	Ensured that the Corporation’s internal and external financial information is prepared on a relevant, timely and accurate basis.
	—	Ensured information systems met the requirements of the Corporation’s various business units and assisted with the selection and implementation of new systems.
	—	Ensured adequate controls and procedures were maintained and operating effectively to safeguard the Corporation’s assets.
	—	Continuously supported all of the Corporation’s business units with accounting, treasury, tax, information systems and investor relations advice and support as required.

Teck Resources Limited - 2014 Management Proxy Circular

Named Executive Officer		Personal Performance Achievements in Relation to Objectives
P. C. Rozee
SVP, Commercial and	—	Ensured delivery of proactive, timely and effective legal services to the business.
Legal Affairs	—	Continued to strengthen and integrate Teck’s legal team and refine the service delivery model.
	—	Successfully managed specific legal matters.
	—	Provided strategic direction on various contentious matters.
	—	Advanced Records Management Policy implementation
R. J. Vance
SVP	—	Provided mentorship and transition of knowledge to subordinates and successor in preparation for retirement in 2014.
	—	Actively involved in several transactions that added value to Teck’s business.
	—	Concluded negotiations regarding joint ventures to maximize Teck’s direct, unencumbered interest in coking coal production.
—
Ensured that financial, strategic, technical and/or commercial analysis and assistance was provided to Business Units and Project Development in pursuit of internal growth or asset value-enhancing opportunities.

For 2013, the Compensation Committee determined that the NEOs had met their respective personal objectives.  The average individual performance rating for the NEOs, other than the CEO, was 118%, and the individual performance rating for the CEO was 125%.

Teck Resources Limited - 2014 Management Proxy Circular

2013 Results – CEO Bonus Plan Awards

Based on the ratings set out above, the bonus award made to the CEO for 2013 was calculated as follows.

Salary	X	Target Bonus	X	Weighting X Performance Rating					=	Total 2013 Bonus (as a % of salary)(1)
				Corporate Performance	+	Business Unit Performance	+	Individual Performance
$1,450,000		125%		50% X 120.6 = 60.3%		20% X 125.0 = 25.0%		30% X 125.0= 37.5%		$2,225,800 153.5%

Note:
(1) Total 2013 bonus rounded to nearest $100

The same formula is used to calculate the Bonus Plan award for the other NEOs.

Long-Term Incentives

Long-term incentive awards are designed to foster and promote the long-term financial success of the Corporation by:

■	Strengthening the ability of the Corporation to attract and retain highly competent executives;

■	Motivating performance through incentive compensation;

■	Promoting greater alignment of interests of executives and shareholders by creating long-term shareholder value; and

■	Enabling Management to participate in the long-term growth and financial success of the Corporation.

Long-term incentives represent, on average, 55.9% of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests.  In 2013, the long-term incentive grants were comprised of:

■	Stock options which vest over three years and have a ten-year term; and

■
Share units in the form of restricted or deferred share units (RSUs or DSUs) chosen at the election of the executive.  Share units vest not later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant.  RSUs are paid out in cash upon vesting while DSUs must be held until termination of employment, retirement or death.

The Compensation Committee has and will continue to consider and review alternative plan designs that consider equity vehicles that vest based on performance rather than length of service.  For 2014, the Committee intends to replace a portion of the long term incentive awards

Teck Resources Limited - 2014 Management Proxy Circular

with performance based units in order to further support alignment with shareholder interests.  A robust performance management process is currently in place, to ensure clarity in short-term and long-term objectives and this is reinforced through the annual incentive bonus program and in the number of stock options and share units granted to each executive.

The fair value of stock options is determined using the Black-Scholes method and share units are valued based on the face value of the unit at time of grant. To determine the number of stock options and share units to grant, we use a 20-day average share price to reduce volatility in the number awarded.

The CEO recommends to the Committee grants of options and share units to the NEOs, other than himself, as well as to other executives and senior managers.  The 2013 recommendations took into consideration the performance ratings of the NEOs and the compensation objective of targeting the median to the 75th percentile of the market in terms of total direct compensation.  The total number of stock options and share units granted in 2013 relative to 2012 was higher due to the drop in share price and the associated fair value of a stock option and share unit. Previous awards and competitive position in the market are taken into consideration in the determination of the number of stock options and share units awarded to each participant.

The following table sets out the number of stock options and share units granted to NEOs in 2013 compared to the number granted in 2012 (see "Summary of Total Compensation for NEOs" on page 64 for valuation of stock option and share unit grants):

Named Executive Officer	Grant Year	Stock Options (#)	Share Units (#)
D. R. Lindsay	2013 2012	247,000 187,500	80,500 75,000
I. C. Kilgour	2013 2012	64,000 37,500	21,000 18,000
R. A Millos	2013 2012	64,000 45,000	21,000 21,000
P. C. Rozee	2013 2012	64,000 45,000	21,000 21,000
R. J. Vance	2013 2012	77,000 52,500	25,000 25,500

Teck Resources Limited - 2014 Management Proxy Circular

The following summarizes the total number of stock options and share units granted in 2013 and 2012:

Year	Stock Options		Share Units
	# Granted	% of total Class B subordinate voting shares outstanding(1)	# Granted
2013	2,170,862	0.38%	775,073
2012	1,524,821	0.27%	683,460

Note:
(1)  As of September 17, 2013 or June 25, 2012 respectively (on a non-diluted basis)

Share Ownership Guidelines

In 2013, the Committee continued to apply the following market competitive share ownership guidelines for the NEOs.

■	CEO – 4 times base salary

■	NEOs – 2 times base salary

Executives have five years to comply with the guidelines and for the purposes of the calculation the value of share ownership is determined by using a trailing three year average share price. Holdings of DSUs and RSUs as well as Class B subordinate voting shares count toward the share ownership requirement.  As of December 31, 2013, all of the NEOs have met the shareholding requirements

The following table shows, among other things, the number of shares, RSUs and DSUs held by each NEO as at March 3, 2014,  the value of the holdings as at March 3, 2014 and the value of shares and share units required to meet the NEOs shareholding requirement.

Name	Shares (#)(1)			Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(2)	Value of Shares and Share Units Required to Meet Requirements ($)	Amount at Risk as a Multiple of Base Salary
	Class A	Class B	Share Units Held (#)
D. R. Lindsay	0	302,056	450,633	752,689	26,035,513	5,800,000	18	x
I. C. Kilgour	0	0	81,883	81,883	2,832,333	1,450,000	4	x
R. A Millos	0	7,726	191,882	199,608	6,904,441	1,240,000	11	x
P. C. Rozee	0	6,000	229,022	235,022	8,129,411	1,240,000	13	x
R. J. Vance	0	0	62,385	62,385	2,156,963	1,340,000	3	x

Notes:
(1)	Includes Class B subordinate voting shares directly or indirectly beneficially owned or over which control is exercised as of March 3, 2014.
(2)	Based on the trailing three year volume-weighted average price of Class B subordinate voting shares of $34.59.

Teck Resources Limited - 2014 Management Proxy Circular

Summary of Total Compensation for NEOs

The following table sets out total compensation for the financial years ending December 31, 2011, 2012 and 2013 for the Corporation’s NEOs, being the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer, the Senior Vice President Finance and Chief Financial Officer and the two other most highly compensated executive officers of the Corporation or any of its subsidiaries. Total compensation for these individuals was approximately 2.2% of the Corporation’s profits in 2013.

Name and Principal Position	Year	Salary ($)	Share-Based Awards (1)(2) ($)	Option-Based Awards (3) ($)	Annual Incentive Plans (4) ($)	Pension Value (5) ($)	All Other Compensation (6)(7)(8) ($)	Total Compensation ($)
D. R. Lindsay President and CEO	2013 2012 2011	1,450,000 1,400,000 1,350,000	2,679,845 2,947,500 2,940,000	2,672,355 2,991,713 2,940,000	2,225,800 2,174,200 1,451,900	552,000 481,000 495,000	309,974 252,914 149,768	9,889,974 10,247,327 9,326,668
I. C. Kilgour Executive VP and COO(9)	2013 2012 2011	676,856 600,000 575,000	699,090 707,400 705,600	692,432 598,343 588,000	658,400 537,700 351,200	87,956 78,000 65,400	37,009 16,752 3,560	2,851,762 2,538,195 2,288,760
R. A. Millos SVP, Finance and CFO	2013 2012 2011	620,000 600,000 575,000	699,090 825,300 705,600	692,432 718,011 588,000	508,100 508,900 399,500	80,600 78,000 74,750	134,608 125,809 82,190	2,734,830 2,856,020 2,425,040
P. C. Rozee SVP, Commercial and Legal Affairs	2013 2012 2011	620,000 600,000 575,000	699,090 825,300 823,200	692,432 718,011 705,600	535,500 515,200 389,200	181,000 173,000 188,000	169,774 139,026 92,346	2,897,796 2,970,537 2,773,346
R. J. Vance SVP(10)	2013 2012 2011	603,000 650,000 625,000	832,250 1,002,150 999,600	833,802 837,680 823,200	536,300 569,900 441,200	63,873 84,500 81,250	62,970 51,288 25,372	2,931,475 3,195,518 2,995,622

Notes:
(1)
Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation’s share unit plans.  Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.  The value of such additional share units is reflected in "All Other Compensation".  The units vest on December 20 in the second calendar year immediately following the grant.  The fair value for compensation purposes is consistent with the accounting fair value under IFRS. The fair value for the 2013 grant is based on $33.29 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date.  (See section on Share Unit Plans on page 72).

(2)
While the fair value for the 2013 grant is based on $33.29 (which was the closing price of the Class B subordinate voting shares on the day prior to the grant date), the number of share units to be awarded is calculated by dividing the intended award dollar value by a weighted 20 trading day average closing price of the Class B subordinated voting shares (which was $36.99 for the 2013 grant).  To the extent that there is a change in the closing price of the Class B subordinate voting shares between the date of the calculation of the grant and the actual grant date, the fair value for disclosure purposes will vary from the intended award dollar value.

Teck Resources Limited - 2014 Management Proxy Circular

(3)
The stock options granted in the 2013 financial year were granted pursuant to the 2010 Stock Option Plan.  (See section on Incentive Plan Awards – Stock Option Plans on pages 69 to 72.)  For compensation purposes, the fair value of options on the date of grant is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:

	Compensation Fair Value			Accounting Fair Value
	2013	2012	2011	2013	2012	2011
Grant Date Fair Value (% of grant price)	32.5%	40.6%	40.0%	29.9%	37.2%	33.0%
Share Price Volatility	41.8%	50.0%	41.2%	42.6%	52.6%	41.0%
Dividend Yield	2.6%	1.9%	1.3%	2.4%	2.4%	1.0%
Expected Life	6.5yrs.	6.5yrs.	6.5 yrs.	4.2 yrs.	4.2 yrs.	4.2 yrs.
Risk-Free Rate	1.5%	1.3%	3.0%	1.4%	1.5%	2.6%
Option Value ($)	10.82	15.96	23.52	9.94	14.62	19.40

(4)	The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year. For example, the 2013 bonus amounts were paid in March 2014.
(5)	See Pensions section on pages 73 to 74 for details.
(6)	“All Other Compensation” for Mr. Lindsay, Mr. Kilgour, Mr. Millos, Mr. Vance and Mr. Rozee for 2011, 2012 and 2013 is the dollar value of dividends paid on share based awards (DSUs and RSUs).
(7)	"All Other Compensation" for Mr. Millos for 2011 and 2012 also includes vacation time that was paid out in those years.
(8)
Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year, but are included in the amount in this column.  The amounts in this column include club membership fees.

(9)	Mr. Kilgour's base salary and annual incentive bonus reflect his promotion from SVP Coal to Executive VP and COO in June 2013.
(10)	Mr. Vance transitioned to a part-time role during 2013.

Performance Graph

The following graph illustrates the Corporation’s five-year cumulative total shareholder return (to December 31, 2013, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2008 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index during the same period.

	2008	2009	2010	2011	2012	2013
Teck Class A common shares	100	612	1,038	614	633	502
Teck Class B subordinate voting shares	100	518	863	529	545	434
S&P/TSX Total Return Index	100	135	159	145	155	176

As set out above, executive compensation has generally corresponded to shareholder return, although industry-specific factors have influenced compensation over the same period.  Furthermore, while the annual incentive bonus component of the compensation program is based on financial and operational performance objectives that are within Management’s control and may not always align with share price movement, the realized value from long-term incentive awards is directly affected by the Corporation's share price performance over the period.  Declines in share price have a direct impact on the value of the NEOs’ outstanding RSU and DSU holdings and the in-the-money value of outstanding stock option awards.

Teck Resources Limited - 2014 Management Proxy Circular

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2013.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
D. R. Lindsay President and CEO	100,000 120,000 240,000 160,000 160,000 125,000 187,500 247,000	33.20 43.74 33.97 4.15 35.54 58.80 39.30 33.29	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023	0 0 0 3,760,000 0 0 0 0	160,589	4,440,286	4,854,317
I.C. Kilgour Executive VP and COO	25,000 37,500 64,000	58.80 39.30 33.29	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023	0 0 0	40,252	1,112,968	176,241
R. A. Millos SVP, Finance and CFO	30,000 30,000 60,000 50,000 35,000 25,000 45,000 64,000	33.20 43.74 33.97 4.15 35.54 58.80 39.30 33.29	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023	0 0 0 1,175,000 0 0 0 0	43,389	1,199,706	3,245,391
P. C. Rozee SVP, Commercial and Legal Affairs	30,000 40,000 80,000 80,000 40,000 30,000 45,000 64,000	33.20 43.74 33.97 4.15 35.54 58.80 39.30 33.29	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023	0 0 0 1,880,000 0 0 0 0	43,389	1,199,706	4,238,468
R. J. Vance SVP	20,000 80,000 80,000 50,000 35,000 52,500 77,000	43.74 33.97 4.15 35.54 58.80 39.30 33.29	Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020 Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023	0 0 1,880,000 0 0 0 0	52,180	1,442,777	254,491

Teck Resources Limited - 2014 Management Proxy Circular

Notes:
(1)
Maximum value at December 31, 2013 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2013 ($27.65) and the exercise price of the options.

(2)
Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2013 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2013 ($27.65).

The table below shows the total number and value of DSUs held by each NEO as at December 31, 2013 and includes dividend equivalent DSUs credited since the date of the original DSU grants. See “Share Unit Plans” on page 72 for more detailed information regarding the DSU Plan and the valuation of DSUs.

Name	Number of Outstanding DSUs as at December 31, 2013 (#)	Value of Outstanding DSUs ($)(1) (2)
D. R. Lindsay President and CEO	175,563	4,854,317
I.C. Kilgour Executive VP and COO	26,500	732,725
R. A. Millos SVP, Finance and CFO	146,676	4,055,591
P. C. Rozee SVP, Commercial and Legal Affairs	173,419	4,795,035
R. J. Vance SVP	9,204	254,491

Notes:
(1)	Value calculated by multiplying the number of DSUs held at December 31, 2013 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2013 ($27.65).
(2)
DSUs may vest but are not redeemable until the recipients retire, resign or their employment is otherwise terminated.  The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO for the fiscal year ending December 31, 2013.

Teck Resources Limited - 2014 Management Proxy Circular

Name	Number Vested During The Year (#)(1)				Value Vested During The Year ($)(1) (2)				Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)(5)
	RSUs	DSUs	Options	Total	RSUs	DSUs(3)	Options(4)	Total
					Total Share-Based Awards
D. R. Lindsay President	53,135	0	157,500	688,635	1,363,444	0	0	1,363,444	2,225,800
and CEO					1,363,444
I. C. Kilgour Executive VP	6,374	6,374	20,833	33,581	163,557	163,557	0	327,114	658,400
and COO					327,114
R. A. Millos SVP, Finance	3,823	8,925	34,999	47,747	98,098	229,015	0	327,113	508,100
and CFO					327,113
P. C. Rozee SVP, Commercial	7,437	7,437	38,333	53,207	190,833	190,833	0	381,666	535,500
and Legal Affairs					381,666
R. J. Vance	18,064	0	45,832	63,896	463,522	0	0	463,522	536,300
SVP					463,522

Notes:
(1)	Includes share units credited as dividend equivalents.
(2)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of December 20, 2013, using the closing price of the Class B subordinate voting shares on the TSX on December 19, 2013 ($25.66).

(3)	DSUs may vest but are not redeemable until the recipients retire, resign or their employment is otherwise terminated.
(4)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

(5)	The amount for NEOs is the same as indicated in the Annual Incentive Plans Column in the table under “Summary of Total Compensation for NEOs” on page 64.

Stock Option Plans

The Corporation has options outstanding under two stock option plans, the 2010 Stock Option Plan (the “2010 Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

Teck Resources Limited - 2014 Management Proxy Circular

2010 Plan

Under the 2010 Plan, options may be granted to full-time employees of the Corporation or a subsidiary who are or who demonstrate the potential of becoming key personnel.  Ten million Class B subordinate voting shares are issuable under the 2010 Plan, representing approximately 1.76% of the issued and outstanding Class B subordinate voting shares (on a non-diluted basis) as of March 3, 2014.  As of March 3, 2014 there were options outstanding under the 2010 Plan to purchase 7,220,025 Class B subordinate voting shares representing 1.27% of the outstanding Class B subordinate voting shares (on a non-diluted basis).  As of March 3, 2014 no options issued under the 2010 Plan have been exercised and there are 2,779,975 available for additional grants.

The Board may grant options under the 2010 Plan in amounts it considers appropriate.  The option exercise price is determined by the Board and must be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the date of grant. The maximum term of any option is 10 years, and, unless otherwise determined by the Board, options vest and become exercisable in three equal instalments on each of the first, second and third anniversaries of the date of grant.

If options granted under the 2010 Plan expire or terminate without having been exercised in full, Class B subordinate voting shares that were subject to those options and not purchased will be available for re-granting under the plan.

Under the terms of the 2010 Plan, the aggregate number of Class B subordinate voting shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2010 Plan and any other share compensation arrangements of the Corporation may not exceed 10% of the sum of the number of Class B subordinate voting shares and Class A common shares then issued and outstanding.

Options granted under the 2010 Plan may only be assigned to the legal personal representatives of a deceased optionee.

An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by the Corporation or its subsidiary.

If an optionee dies while employed by the Corporation or its subsidiary, the personal representatives, heirs or legatees of the deceased optionee may exercise the optionee’s options that have vested at the date of death or within three years of the date of death until the earlier of (i) the third anniversary of the date of death, and (ii) the later of the first anniversary of the date of death and the expiry date of such options.

If an optionee retires on or after reaching early or normal retirement age, options vested prior to retirement may be exercised until the earlier of (i) the third anniversary of the date of retirement, and (ii) the expiry date of the options.

Teck Resources Limited - 2014 Management Proxy Circular

If an optionee resigns (in any circumstance other than retirement after early or normal retirement age), options vested prior to the optionee’s resignation may be exercised until the earlier of (i) the expiry date of the options, and (ii) ninety days after the date of resignation.

If an optionee’s employment is terminated by the Corporation (other than by discharge for cause or in certain other circumstances contemplated in the 2010 Plan), options vested prior to termination of employment will remain exercisable until the earlier of (i) the expiry date of options and (ii) one year after the earlier of the date of notice of dismissal, and the effective date on which the optionee ceased to be an employee.

The 2010 Plan provides for adjustments in the number of and kind of securities or other property issuable upon exercise, including the subdivision and consolidation of the Class B subordinate voting shares, the amalgamation or merger of the Corporation, a re-designation of Class B subordinate voting shares, a take-over bid for the Class B subordinate voting shares or a business combination of the Corporation with another corporation. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Corporation prohibits employees from trading in its securities with knowledge of material information concerning the Corporation which has not been publicly disclosed.  As it may be difficult from time to time for a person to determine whether he or she is in possession of material non-public information, the Corporation establishes certain blackout periods during which employees are not to trade in securities of the Corporation, which includes exercising stock options. The 2010 Plan permits options that would otherwise expire during or immediately following a blackout period to remain exercisable until the fifth business day following notice of the cessation of the most recent blackout period.

The Board may discontinue or amend the 2010 Plan at any time, provided, however that shareholder approval must be obtained to: (i) reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option; (ii) extend the period available to exercise an option beyond the normal expiry date (except in respect of blackout periods as provided in the 2010 Plan or in certain instances, on death of the optionee); (iii) increase the levels of insider participation under the 2010 Plan; (iv) increase the number of Class B subordinate voting shares reserved for issuance under the 2010 Plan (other than pursuant to the adjustment provisions of the 2010 Plan); (v) add non-employee directors of the Corporation to the category of persons eligible to receive options under the 2010 Plan; (vi) amend any assignment rights set forth in the 2010 Plan; and (vii) amend the matters for which shareholder approval is required to amend the 2010 Plan.  The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions and to modify the mechanics of exercise.  Certain amendments may require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in option agreements as it may consider necessary or appropriate.

Teck Resources Limited - 2014 Management Proxy Circular

2001 Plan

Following the approval of the 2010 Plan at the Annual and Special Meeting of Shareholders of the Corporation held on April 22, 2010, the 2010 Plan replaced the 2001 Plan. Options previously granted under the 2001 Plan will continue to be outstanding until exercised or terminated in accordance with their terms.  Nine million (9,000,000) Class B subordinate voting shares were initially reserved under the 2001 Plan. As of March 3, 2014 there were options outstanding under the 2001 Plan to purchase 3,801,348 Class B subordinate voting shares, representing 0.67% of the outstanding Class B subordinate voting shares (on a non-diluted basis).  There are no further Class B subordinate voting shares available under the 2001 Plan for additional option grants.

The terms of the 2001 Plan related to the outstanding options granted under the 2001 Plan are substantially similar to the 2010 Plan.

Share Unit Plans

Directors, senior executive officers and certain employees are eligible to participate in the Corporation’s Deferred Share Unit Plan or Restricted Share Unit Plan.  Participation in the DSU plan is restricted to directors and certain senior executive officers, who receive an annual grant.  Non-executive directors also have the right to elect on an annual basis to receive some or their entire annual retainer in DSUs.

DSUs and RSUs are notional shares that have the same value at any given time as the Class B subordinate voting shares, but do not entitle the participant to any voting or other shareholder rights and are non-dilutive to shareholders.  Dividend equivalents are credited to a participant’s account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date. RSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on the vesting date.  In the case of the senior executive officers, DSUs vest no later than the day that is the third anniversary of the end of the calendar year immediately preceding the date of grant and are paid out in cash on termination of employment, retirement or death. In the case of directors, DSUs vest immediately on the date of grant and are paid out in cash on or about December 15 of the calendar year following the year in which the individual ceases to be a director of the Corporation, provided that a director may elect to have DSUs paid out in cash on any earlier date following the date on which the individual ceases to be a director of the Corporation.  All RSUs and DSUs vest upon a Change in Control; however, awards pay out on their normal schedule.  For executives with employment agreements, the vesting of share units requires termination without cause (or for good reason) following a change in control.

Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date.  Of the outstanding unvested RSUs, each RSU granted in (i) 2012, along with any RSUs credited as dividend equivalent thereon, has a payout value equal to the closing price of the Class B subordinate voting shares on the applicable payout date; and (ii) 2013, along with any RSUs credited as dividend equivalent thereon, has a payout value equal to the volume weighted trading price of the Class B subordinate voting shares over the ten consecutive trading days prior to the applicable payout date.

Teck Resources Limited - 2014 Management Proxy Circular

As of December 31, 2013, directors, executives and employees held a total of 1,415,621 DSUs and 1,117,850 RSUs.

Pensions

Defined Benefit Pension

Mr. Lindsay, CEO, is accruing benefits under the Corporation’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement (the “Executive Agreement”). His total annual retirement benefit is equal to 2.5% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Mr. Lindsay may retire at any time after attainment of age 55 or, with the consent of the Corporation, upon completion of 10 years of continuous service. His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60. The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee, SVP, Commercial and Legal Affairs, is accruing benefits under the Retirement Plan and under a supplemental pension arrangement.  His total annual retirement benefit is equal to 2.0% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only.  The normal retirement age for payment of the accrued pension is age 60. Mr. Rozee may retire at any time after attainment of age 55.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2013.

Name		Annual Benefits Payable			Compensatory Change	Non-Compensatory Change	Closing Present Value of Defined Benefit Obligation
	Number of Years Credited Service	Accrued At End of Year	At Age 65	Opening Present Value of Defined Benefit Obligation
D. R. Lindsay	9	$315,000	$657,700	$4,294,000	$552,000	$(463,000)	$4,383,000
P. C. Rozee	12.75	$152,600	$288,400	$2,105,000	$181,000	$(241,000)	$2,045,000

The annual benefits payable are based on highest annual average earnings at December 31, 2013.  The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation’s financial statements for the year ended December 31, 2013.  The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the

Teck Resources Limited - 2014 Management Proxy Circular

end of the year on the accrued obligation. The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Pension

Mr. Millos, Mr. Vance and Mr. Kilgour are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) which is a registered pension plan under the Income Tax Act.  Mr. Millos, Mr. Vance and Mr. Kilgour also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.

For each of these NEOs, the contributions remitted in 2013 by the Corporation to the DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $24,270.  The DC Supplementary Plan provides for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans. Earnings include base pay only. The account balances under the DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered by the Corporation to all plan members.

On retirement, the participant is entitled to the distribution of the accumulated value of the Corporation’s contributions under the DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan as a series of 120 equal monthly payments.

The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End
R.A. Millos	$707,100	$80,600	$896,424
I. C. Kilgour	$593,569	$63,873	$812,138
R. J. Vance	$154,546	$87,956	$277,480

The amounts in the “Compensatory” column include the employer contributions to the DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan accounts.

None of these NEOs participate in defined benefit pension plan arrangements.

Teck Resources Limited - 2014 Management Proxy Circular

Termination and Change in Control Benefits

The CEO and each other NEO have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), pension, other benefits, vacation and car benefit, and provisions covering termination for cause, without cause and in the event of a Change in Control.  In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement. For purposes of these arrangements, a Change in Control is defined as:

■
The acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holding Corporation and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of the Corporation; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” (being directors holding office at the date of the relevant agreement or directors appointed with the consent of those directors or of other continuing directors) ceasing to constitute at least a majority of the Board;

■	An amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;

■	Any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of the Corporation;

■	The sale of all or substantially all of the assets of the Corporation; or

■	The Board of Directors having determined that for purposes of the relevant agreement a Change in Control has occurred.

Teck Resources Limited - 2014 Management Proxy Circular

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1) (2)
Salary	Payments cease	Payments cease	Payments cease	Three times current salary for CEO (two times for other NEOs)	Three times current salary for CEO (two times for other NEOs)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	Three times for CEO (two times for other NEOs) the average bonus for three preceding years	Three times for CEO (two times for other NEOs) the average bonus for three preceding years
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options are forfeited Vested options have a maximum 3-year remaining term	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	Unvested units are forfeited	Unvested units are forfeited	Unvested units continue to vest, but are pro-rated based on time worked during vesting period	Unvested units are forfeited	All units vest and are immediately payable
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(3)	Coverage Ceases(3)

Notes:
(1)	Amounts payable to the CEO are in accordance with the terms and conditions of his 2005 employment agreement.
(2)	Includes treatment in the event of resignation for good reason, as defined below.
(3)
The Senior Executive Retirement Benefit Plan for the CEO specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

Teck Resources Limited - 2014 Management Proxy Circular

In order for the executive to receive payments where the executive is terminated without cause, the executive must:

1.	Not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates;

2.	Not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination;

3.	Keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence;

4.	Comply with the Corporation’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and

5.	Upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored.

These obligations do not apply if the executive is terminated by the Corporation within 12 months of a Change in Control or where the executive resigns for good reason within 12 months of the Change in Control.  For this purpose, “good reason” which would justify notice of resignation by the executive shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation including any requirement that the executive work prior to the Change in Control, any change resulting from material reduction in the size or complexity of the business of the Corporation or any adverse change in the reporting relationship of the executive other than a change in the identity of the person or persons to whom the executive reports.

The following table shows the estimated compensation assuming an NEO is terminated as if the termination occurred on December 31, 2013.

Named Executive Officer	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause
D. R. Lindsay	$0	$0	$0	$9,476,100	$13,196,386
I.C. Kilgour	$0	$0	$0	$2,338,900	$3,451,868
R. A. Millos	$0	$0	$0	$2,099,400	$3,299,106
P. C. Rozee	$0	$0	$0	$2,105,600	$3,305,306
R. J. Vance	$0	$0	$0	$2,309,933	$3,752,710

Teck Resources Limited - 2014 Management Proxy Circular

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2013.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity Compensation Plans approved by shareholders	8,317,589(1)	$33.19	5,807,976
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	8,317,589(2)	$33.19	5,807,976(2)

Notes:
(1)
The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 1.44% of the aggregate number of Class A common shares and Class B subordinate voting shares and 1.47% of the outstanding Class B subordinate voting shares.

(2)
The aggregate of 14,125,565 Class B subordinate voting shares reserved for issuance under (i) the 2001 Plan and (ii) the 2010 Plan in respect of the outstanding options and options which may be granted in future thereunder represents 2.45% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.49% of the number of outstanding Class B subordinate voting shares.

Teck Resources Limited - 2014 Management Proxy Circular

Board of Directors’ Approval

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED this 3rd day of March, 2014.

By order of the Board of Directors

/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

Teck Resources Limited - 2014 Management Proxy Circular

Schedule A

Mandate of the Board of Directors

It is the responsibility of the Board of Directors (the “Board”) of the Company to oversee the management of the business and affairs of the Company. The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of the Company; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

Providing Guidance, Direction, and Governance

■
ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

■
ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

■	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

■	providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans;

■	setting the tone for a culture of integrity and sound business decisions throughout the Company.

Appointing and Evaluating Management, Compensation and Succession Planning

■	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO;

■	ensuring that appropriate succession planning, training and monitoring is in place for Management generally;

■	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;

■	with the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Teck Resources Limited - 2014 Management Proxy Circular

Strategic Planning

■	adopting and implementing a strategic planning process which takes into account, among other things, the opportunities and risks of the business;

■	assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks;

Ethics and Social Responsibility

■	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;

■	approving the Company’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;

■	approving the Company’s major policies and practices relating to social responsibility;

Disclosure and Financial Reporting

■
approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public;

■	adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

■	overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and Management information systems;

■	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders;

Governance

■	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

■	monitoring the composition of the Board and identifying the competencies and skills required by the Board as a whole;

■	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;

■	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

■
establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

Teck Resources Limited - 2014 Management Proxy Circular

■
determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

In carrying out its responsibilities, the Board will conform to the following policies:

Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

Measures for Receiving Feedback from Security Holders

The company has an investor relations department which is responsible for communications with investors.  Investors have the opportunity to provide feedback to the company via the investor relations group through email at the company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the company for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports on the Company are reported quarterly to the Board.

Expectations of Management

The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.

Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

Teck Resources Limited - 2014 Management Proxy Circular

Schedule B

Disclosure of Corporate Governance Practices

The following table discloses the Corporation’s current corporate governance practices in accordance with the requirements of National Instrument 58-101.

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
1. (a) Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Corporation with the exception of Messrs. Keevil, Keevil III and Lindsay are independent.  See disclosure under the “Election of Directors” section of this Management Proxy Circular.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the “Election of Directors” section of this Management Proxy Circular.
(c)  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
	Yes	11 of 14 or 79% of the Corporation’s current directors are independent.
(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	Yes	Such other directorships have been disclosed in the “Nominees for Election to the Board” section of this Management Proxy Circular.
(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Yes
The Board has adopted a policy for the independent members of the Board to meet without Management present at every meeting of the Board.  These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.  In camera sessions are on each meeting agenda and were held at four meetings of the Board in 2013.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the independent Chair or Lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.
Yes
Norman B. Keevil serves as the Board Chair, and is not an independent director.  He has served as Board Chair since 2001.

Warren Seyffert, an independent director, was appointed Lead Director on February 12, 2008 and Deputy Chairman on April 22, 2009.

A position description for the Deputy Chairman & Lead Director has been developed and approved by the Board.  Among other things, the Lead Director is expected to:

(a)  provide leadership to ensure effective functioning of the Board;
(b)  lead in the assessment of Board performance; and
(c)  act as an effective liaison between the Board and Management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed on pages 9 to 15 of this Management Proxy Circular.  Directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meetings.

2. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, how the Board delineates its role and responsibilities.	Yes	The Board of Directors’ Mandate is found in this Management Proxy Circular in Schedule A.
3.
(a)  Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
Yes
A position description for the Board and Executive Committee Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board.  These position descriptions were revised and updated in 2013.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(b)  Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Yes
A written position description for the CEO has been developed and approved by the Board.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the CEO is expected to:

(a)  foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;
(b)  develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;
(c)  develop and recommend to the Board annual business plans and budgets that support the Corporation’s long-term strategy; and
(d)  consistently strive to achieve the Corporation’s financial and operating goals and objectives.

4. (a) Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes
The Board has adopted a New Director Orientation Program designed to:

(a)  provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;
(b)  tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and
(c)  deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with senior Management, site visits and other briefings and training as appropriate.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(b)  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education, the Corporation has a formal program of continuing education in place, and, as part of that program:

(a)  has developed a directors’ intranet site to facilitate the exchange of views and published information;
(b)  encourages presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance;
(c)  provides briefings on matters of particular interest in advance of scheduled Board meetings;
(d)  distributes written background materials on matters of relevance to the Corporation’s business;
(e)  arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management; and
(f)   identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors.

Directors participate as discussion leaders and panelists on topical issues facing the Corporation and the industry at annual strategic planning meetings.

5.(a)
(i)   Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Board has adopted a Code of Ethics.  The complete text of the Code of Ethics, as well as other governance related documents, can be found at www.teck.com and are available in print to any shareholder who requests them from the Corporate Secretary.

(ii)  If the Board has adopted a written code, describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.
Yes
Management reports quarterly to the Board on the operation of the Corporation’s fraud reporting system and its Whistleblower Hotline.  Staff employees, officers and directors annually certify their compliance with the Code of Ethics.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(iii)  If the Board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
	Yes	The Corporation has not had occasion to file any such report.
(b)  Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
Each director must possess and exhibit the highest degree of integrity, professionalism and values.  A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board, refrain from participating in any discussion of the matter and abstain from voting on it.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes
In conjunction with the introduction of a Whistleblower Hotline in 2006, the Corporation released the “Doing What’s Right” program to reinforce the core values set out in the Code of Ethics.  Those values will be continually reinforced on a bi-annual basis through our on-line training program introduced in 2007.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
6. (a) Describe the process by which the Board identifies new candidates for Board nomination.	Yes
The Corporate Governance and Nominating Committee (the “CG&N Committee”) is responsible for recruiting and proposing to the full Board new nominees for directors. The CG&N Committee, in the discharge of its duties:

(a)  consults with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;
(b)  assesses the attributes new directors should have for the appropriate mix to be maintained;
(c)  in consultation with the Board and Chief Executive Officer and on an ongoing basis takes note of potential candidates and their availability;
(d)  has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;
(e)  arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer and, where an outside consultant is used, develops a short-list of candidates;
(f)   recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;
(g)  ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and
(h)  encourages diversity in the composition of the Board.

(b)  Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
The Corporation has a standing CG&N Committee.

Each of the five directors who comprise the CG&N Committee is independent.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the CG&N Committee are set out in its Charter. Pursuant to the CG&N Committee Charter, the purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters. Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

7. (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established on the advice of independent consultants, with a view to establishing target compensation at the median of the applicable comparator group.  Please refer to the “Compensation Discussion and Analysis” and the “Director Compensation” sections of this Management Proxy Circular below for additional information.

(b)  Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Yes
The Corporation has a standing Compensation Committee.  Each of the six directors who comprise the Compensation Committee is independent.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Yes
The responsibilities, powers and operation of the Compensation Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com. Pursuant to the Compensation Committee Charter, the purpose of the Compensation Committee is to assist the Board in carrying out its responsibility for:

(a)  executive compensation (including policy and programs);
(b)  Board compensation; and
(c)  broadly applicable compensation and benefit programs. Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.
(d)  reviewing annually the material compensation plans, including executive compensation programs, to confirm program design and payouts align with the Corporation’s risk management principles and do not encourage inappropriate or excessive risk taking.

8. If the Board has standing committees other than the Audit, Compensation and Nominating committees, identify the committees and describe their function.	Yes
The Board has an Executive Committee to enable it to react quickly to emerging issues and opportunities; a Pension Committee to assist in the oversight of the governance and management of its pension plans; a Reserves Committee to provide enhanced oversight of the Corporation’s policies and management of its mineral and oil reserves and resources; and a Safety and Sustainability Committee to review corporate policies, procedures and performance with respect to these important matters.

Teck Resources Limited - 2014 Management Proxy Circular

Disclosure Requirement under Form 58-101F1	Teck Compliance	Comments & Discussion
9.   Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.
Yes
Each year Board members complete a detailed questionnaire which:

(a)  provides for quantitative and qualitative ratings of their and the Board’s performance in key areas; and
(b)  seeks subjective comment in each of those areas.

The questionnaire is administered by the Corporate Secretary who compiles the responses in a summary report. The summary report and individual responses are reviewed by the Deputy Chairman & Lead Director. The CG&N Committee reviews the results of the self-assessment process and identifies areas in which the Board can adjust its procedures, and other matters requiring follow-up.  These are reported to the full Board by the CG&N Committee. Matters requiring follow-up are identified and action plans developed which are monitored by the CG&N Committee.

Teck Resources Limited - 2014 Management Proxy Circular

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL GENERAL MEETING
April 23, 2014

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 23, 2014 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2014.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.cstvote.myproxy.com. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@canstockta.com or procuration@canstockta.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CST Trust Company of any change in your address.
Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 23, 2014

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 23, 2014 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2014.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.cstvote.myproxy.com. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@canstockta.com or procuration@canstockta.com) or internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CST Trust Company of any change in your address.
Control Number

TECK RESOURCES LIMITED

VOTING INSTRUCTION FORM
CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 23, 2014

THIS VOTING INSTRUCTION FORM IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 23, 2014 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any voting instruction form previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this voting instruction form:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	E. C. Dowling	□	□	D. R. Lindsay	□	□
J. H. Bennett	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
H. J. Bolton	□	□	N. B. Keevil III	□	□	W. S. R. Seyffert	□	□
F. P. Chee	□	□	T. Kubota	□	□	C. M. Thompson	□	□
J. L. Cockwell	□	□	T. Kuriyama	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR _______            WITHHOLD VOTE _______

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR _______            AGAINST _______

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this _____________ day of ____________________, 2014.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This voting instruction form should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Please sign exactly as your name appears on the label below.  If undated, this voting instruction form will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the voting instruction form should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of voting instruction form available when you access the website at www.proxypush.ca/tck. You will be prompted to enter your 12-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this voting instruction form by following the instructions provided on the website.

By resolution of the directors, voting instruction forms to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxy@canstockta.com or procuration@canstockta.com) or internet prior to April 18, 2014.

- - - -	Your name and address are shown as registered. Please notify CST Trust Company of any change in your address.
Control Number

NOTICE TO REGISTERED SHAREHOLDERS REGARDING INTERIM FINANCIAL STATEMENTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our interim financial statements.  If you  wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, CST Trust Company, by facsimile, mail or by submitting your request electronically at www.canstockta.com/investorinquiry.  Your name will then be added to the mailing list maintained by CST Trust Company.  Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

If you elect to receive either our interim financial statements your election will  be effective until you notify CST Trust Company of a change to your election.  You may change your election with respect to the financial statements at any time by contacting CST Trust Company at the address noted below.  We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of Teck’s corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at www.canstockta.com/electronicdelivery.

Financial Statements Election Notice		(PLEASE PRINT)
Name
To:	CST Trust Company
	PO Box 700	Address
Station B
Montreal, QC H3B 3K3
Canada
	Fax: 1-888-249-285-6189 or 1-514-285-8457	Postal/Zip Code
ELECTRONICALLY: www.canstockta.com/investorInquiry
Country

I wish to receive interim financial statements of Teck Resources Limited:		Email Address

I understand that this election notice will be effective until I notify CST Trust Company of a change in my election and that I may change my election at any time by contacting CST Trust Company at the address noted above.
CHECK ONE:

☐	By Mail
☐
By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on the Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CST Trust Company by fax 1-514-285-8457 or mail to CST Trust Company, P.O. Box 700, Station B, Montreal, Quebec, Canada, H3B 3K3. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CST Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Report
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

NOTICE TO BENEFICIAL SHAREHOLDERS
REGARDING QUARTERLY AND ANNUAL REPORTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a non-registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our annual financial statements, interim financial statements or both.  If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CST Trust Company.

As long as you remain a non-registered shareholder, your will receive this card each year and will be required to renew your request to receive these financial statements.  If you have an questions about this procedure, please contact CST Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at www.canstockta.com/investorInquiry.

We encourage you to submit your request online at www.canstockta.com/FinancialStatements.  Our Company code number is 7330A

Financial Statements Election Notice		(PLEASE PRINT)
Name
To:	CST Trust Company
	PO Box 700	Address
Station B
Montreal, QC H3B 3K3
Canada
	Fax: 1-888-249-285-6189 or 1-514-285-8457	Postal/Zip Code
ELECTRONICALLY: www.canstockta.com/investorInquiry
Country

Email Address

Please add my name to the Supplemental Mailing List for Teck Resources Limited and send me their financial statements
As indicated below:

☐	Annual Financial Statements
☐	Interim Financial Statements

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim  financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck  has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CST Trust Company by fax 1-514-285-8457 or mail to CST Trust Company, P.O. Box 700, Station B, Montreal, Quebec, Canada, H3B 3K3. Teck  encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CST Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck  has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck  may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000; sending Teck a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

ANNUAL MEETING OF SHAREHOLDERS FOR TECK RESOURCES LIMITED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Teck Resources Limited (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its beneficial shareholders.  Under notice and access beneficial shareholders will receive a proxy or voting instruction form enabling them to vote at the Corporation’s meeting.  However, instead of a paper copy of the Management Proxy Circular and the Annual Report, beneficial shareholders receive this notice with information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to beneficial shareholders.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, April 23, 2014	WHERE:	Fairmont Waterfront Hotel
	11:00 a.m. Pacific Daylight Time		Waterfront Ballroom
900 Canada Place Way, Vancouver, B.C.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS:  Shareholders will be asked to elect directors for the next year.  Information respecting the election of directors may be found in the “Nominees for Election to the Board” section of the Management Proxy Circular.

APPOINTMENT OF AUDITORS:  Shareholders will be asked to appoint PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration.  Information respecting the appoint of PricewaterhouseCoopers LLP may be found in the “Appointment of Auditors” section of the Management Proxy Circular.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION:  Shareholders will be asked to approve an advisory (non-binding) resolution regarding the Corporation’s approach to executive compensation, which is more fully described in the “Advisory Resolution on Executive Compensation” and “Compensation Discussion and Analysis” sections of the Management Proxy Circular.

OTHER BUSINESS:  Shareholders may be asked to consider other items of business that may be properly brought before the meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

Material can be viewed online at www.SEDAR.com or at the following internet address(es):

Annual Report and Management Proxy Circular: http://www.teck.com/reports

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost.  Requests for meeting materials may be made at any time up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests can be made online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Requests should be received at least 7 business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

STRATIFICATION USED:

The Corporation has determined that registered shareholders who have not registered for E-delivery and beneficial shareholders with existing instructions on their account to receive paper material (“standing instructions”) will receive a paper copy of the Management Proxy Circular and Annual Report with this notification.

VOTING:

Beneficial shareholders are asked to return their voting instruction form using the following methods at least one business day in advance of the proxy deposit date noted on the voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

FACSIMILE:	905-507-7793

MAIL:	Data Processing Centre
P.O. Box 2800 STN LCD Malton
Mississauga, Ontario L5T 2T7

Shareholders with questions about notice and access can call toll free at 1-855-877-2244

ANNUAL MEETING OF SHAREHOLDERS FOR TECK RESOURCES LIMITED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Teck Resources Limited (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its beneficial shareholders.  Under notice and access beneficial shareholders will receive a proxy or voting instruction form enabling them to vote at the Corporation’s meeting.  However, instead of a paper copy of the Management Proxy Circular and the Annual Report, beneficial shareholders receive this notice with information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to beneficial shareholders.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, April 23, 2014	WHERE:	Fairmont Waterfront Hotel
	11:00 a.m. Pacific Daylight Time		Waterfront Ballroom
900 Canada Place Way, Vancouver, B.C.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS:  Shareholders will be asked to elect directors for the next year.  Information respecting the election of directors may be found in the “Nominees for Election to the Board” section of the Management Proxy Circular.

APPOINTMENT OF AUDITORS:  Shareholders will be asked to appoint PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration.  Information respecting the appoint of PricewaterhouseCoopers LLP may be found in the “Appointment of Auditors” section of the Management Proxy Circular.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION:  Shareholders will be asked to approve an advisory (non-binding) resolution regarding the Corporation’s approach to executive compensation, which is more fully described in the “Advisory Resolution on Executive Compensation” and “Compensation Discussion and Analysis” sections of the Management Proxy Circular.

OTHER BUSINESS:  Shareholders may be asked to consider other items of business that may be properly brought before the meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

Material can be viewed online at www.SEDAR.com or at the following internet address:

Annual Report and Management Proxy Circular: http://www.teck.com/reports

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost.  Requests for meeting materials may be made at any time up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests can be made online at fulfilment@canstockta.com or by telephone at 1-888-433-6443.

Requests should be received at least 7 business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

STRATIFICATION USED:

The Corporation has determined that registered shareholders who have not registered for E-delivery and beneficial shareholders with existing instructions on their account to receive paper material (“standing instructions”) will receive a paper copy of the Management Proxy Circular and Annual Report with this notification.

VOTING:

Beneficial shareholders are asked to return their voting instruction form using the following methods at least one business day in advance of the proxy deposit date noted on the voting instruction form:

INTERNET:	www.cstvote.myproxy.com

EMAIL:	proxy@castockta.com (English)	procuration@canstockta.com (French)

FACSIMILE:	1-866-781-3111

MAIL:	CST Trust Company	BY HAND:	CST Trust Company
	Attention: Proxy Department		320 Bay Street, Banking Hall Level
	P.O. Box 721		Toronto, Ontario
Agincourt, Ontario M1S 0A1

Shareholders with questions about notice and access can call toll free at 1-888-433-6443.